FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 17, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Final Results dated 17 June, 2004


                               British Energy plc

17 June 2004



          RESULTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004 (FY2004)

                AND THE FOURTH QUARTER ENDED 31 MARCH 2004 (Q4)



Key Points - FY2004



- Progress has been made towards the completion of the restructuring, but it still remains subject to a large number of significant uncertainties and important conditions. In October 2003, British Energy exchanged contractual agreements with the Government, BNFL and certain creditors regarding the terms of the Proposed Restructuring. The Secretary of State for Trade and Industry now expects to receive notification of a decision from the European Commission on the Government's State aid application during the autumn.

- UK operating profit was GBP57m before exceptional items compared to GBP7m in the prior year. The improvement reflected the fact that, while average realised prices were GBP1.4/MWh lower at GBP16.9/MWh, total unit operating costs were reduced by GBP2.1/MWh to GBP16.5/MWh primarily as a result of higher output. The increase in profit did not include the potential P&L account savings of GBP58m from the revised BNFL back end contracts, which will not be recognised pre-restructuring. Restructuring costs of GBP43m were incurred during the year, compared to GBP35m last year.

- After net exceptional operating credits of GBP283m, total UK operating profit for continuing activities after exceptional items was GBP340m. This compared with a UK operating loss for continuing activities, after exceptional operating items, of GBP3,899m last year. The Group profit after tax and after total net exceptional credits of GBP403m was GBP234m. The UK loss before tax and before exceptional items for continuing activities was GBP194m.

- A summary of the results and the comparatives is set out in the table below:



                                                                  FY 2004                   FY 2003



(Year end 31 March - GBPm)
UK operating profit before exceptional items - continuing            57                        7
activities
Net exceptional operating credits/(charges)                         283                     (3,906)
UK operating profit/(loss) after exceptional items -                340                     (3,899)
continuing activities
Group profit/(loss) after tax and exceptional items                 234                     (3,924)
UK (loss) before tax and before exceptional items -                (194)                     (274)
continuing activities (1)

Notes :

1. The continuing activities described above exclude the results of Bruce Power and Huron Wind which were disposed of on 14 February 2003 and the share of profits from AmerGen which was disposed of on 22 December 2003. For FY2004, this loss includes the revalorisation charge of GBP187m. Post-restructuring charges to the P&L account will reflect payments to the new Nuclear Liabilities Fund.



- The Company conducted an asset impairment review at 31 March 2003 writing down fixed assets by GBP3,738m. The carrying value of fixed assets has been reviewed again as at 31 March 2004, and, as a result, there was a non - cash accounting upward adjustment of GBP295m for the partial reversal of the write-down of fixed assets in the prior year, principally due to an expectation of higher electricity prices.

- Following the asset impairment review at 31 March 2003, no additions have been recorded to fixed assets in 2004. As a consequence the Company expensed an estimated GBP70m to the FY2004 P&L account that may have been capitalised in the absence of the impairment review. Expenditure previously treated as capital expenditure will continue to be fully expensed in the P&L account until it is possible to demonstrate that it enhances the value of the Company's fixed assets after taking into account the impairment review.

- Cash payments are being made to BNFL as if the revised back end contracts, which are contingent on the restructuring being implemented successfully, had become effective on 1 April 2003. The benefit of the revised BNFL back end contracts, GBP179m in FY2004, is reflected in the cash flow statements.

- EBITDA from continuing activities was GBP107m. After including potential P&L account savings of GBP58m from the revised BNFL back end fuel contracts, adjusted EBITDA would have been GBP165m in FY2004. Group operating cash flow from continuing activities was GBP156m, which includes the cash flow benefit of the revised BNFL contracts.



                                                                  FY 2004                   FY 2003



(Year end 31 March - GBPm)
EBITDA(1) - continuing activities                                   107(2) (3)                280
Adjusted EBITDA - continuing activities after including P           165(4)                    280
&L savings from revised BNFL back end fuel contracts
Capital expenditure (expensed to P&L)                                70(2)                     -
Group operating cash flow                                           156                       336
Increase in total cash and liquid funds(5)                          240                       204



Notes:

1. EBITDA is defined by the Company as operating income before interest expense, income taxes, depreciation and amortisation. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company's financial performance. EBITDA is not a measure of financial performance under United Kingdom generally accepted accounting principles and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with United Kingdom generally accepted accounting principles) as a measure of liquidity.

2. EBITDA continuing activities for FY2004 does not include the potential P&L account savings from the revised BNFL back end contracts of GBP58m. Following the asset impairment review at 31 March 2003 (updated at 31 March 2004) all expenditure of a capital nature has been expensed through the P& L account. Capital expenditure in the table is shown for presentation purposes only. Capital expenditure will continue to be fully expensed in the P&L account until it is possible to demonstrate that it enhances the value of the Company after taking account of the impairment review. Based on UK GAAP, capital expenditure as referred to above cannot be added back to EBITDA. An amount estimated at GBP70m may have been capitalised in the absence of the impairment review.

3. During FY 2004 there was a major unplanned outage at Heysham 1 with a resultant loss of output of some 3.2TWh, equivalent to some GBP71m of lost profit contribution.

4. Adjusted EBITDA includes the potential P&L account savings of GBP58m from the revised BNFL back end contracts.

5. Total cash and liquid funds is the sum of cash at bank and term deposits / bank balances.

- Total output for the year was 72.6TWh. Nuclear output was 65.0TWh, up from 63.8TWh last year, but below the Company's target of 67.0TWh. Eggborough output was up 1.9TWh to 7.6TWh. The realised price for the year was GBP16.9/MWh, with a total operating cost of GBP16.5/MWh resulting in a positive margin of GBP0.4/ MWh, an improvement over the negative margin of GBP0.3/MWh in the prior year.

- Total unit operating cost represents the average cost of generation of British Energy's entire output (both coal and nuclear), and includes depreciation and capital expenditure (expensed to the P&L account and estimated at GBP70m) but does not include the P&L account benefits of the revised BNFL back end contracts of GBP58m.





- A summary of output, realised prices and total operating unit costs is set out below:-








(Year end 31 March)                                                    FY 2004                FY 2003

Output (TWh)

-          Nuclear                                                        65.0                  63.8
-          Coal                                                            7.6                   5.7
                                                                          72.6                  69.5
Realised price (GBP/MWh)                                                  16.9                  18.3

Total operating unit costs (GBP/MWh)                                      16.5                  18.6

Margin(GBP/MWh)                                                            0.4                  (0.3)



After adjusting Total operating unit costs for the revised BNFL back end contract P&L account savings and depreciation, the adjusted unit operating cost in FY2004 was GBP15.0/MWh resulting in an adjusted margin of GBP1.9/MWh, as set out below:


(Year end 31 March 2004 GBP/MWH)



                                                                                 FY 2004

Total operating unit costs                                                         16.5

Revised BNFL back end contracts                                                    (0.8)

Depreciation                                                                       (0.7)

Adjusted operating unit cost                                                       15.0



Adjusted margin                                                                     1.9



- Our investment in AmerGen was sold for US$277m allowing the Government facility to be fully repaid. The year end cash and liquid funds balance was GBP573m of which GBP297m was deposited in support of collateral requirements. Cash increased by GBP240m in FY2004, with net debt of GBP310m as of 31 March 2004.



Details of cash and net debt are summarised in the table below, including an update as of 31 May 2004:




                                                                                            Update
(GBPm)                                                          As at 31 Mar 04          as at 31 May 04

Cash and term deposits not used for collateral                      276                      203
Cash and term deposits used for collateral                          297                      304
Total Cash                                                          573                      507
Total Debt: Pre restructuring                                       883                      883
Less: total cash                                                   (573)                    (507)
Net Debt                                                            310                      376



- Following the implementation of the Proposed Restructuring, GBP700m of debt will replace the existing debt, the RBS letter of credit, and certain PPA's included in the restructuring. On this basis, proforma net debt would have been GBP127m at 31 March 2004 had restructuring become effective on that date.

- The Company is taking forward plans to improve the operational performance and reliability of its nuclear plants. A major part of the drive is the Performance Improvement Programme which is central to the operational plans designed to enhance the prospects of the Group. The cost implications of these plans are discussed below.







Key Points - Fourth Quarter



- No comparative data is available because the Company only commenced publishing quarterly reporting for the 3rd Quarter ended 31 December 2003. In reviewing these results, it is important to note that, in general, output and realised prices tend to be higher in the third and fourth quarters of the year.

- A summary of the results for the quarter ended 31 March 2004 is set out below:


(Quarter ended 31 March 2004)



                                                                                            GBPm

UK operating profit before exceptional items - continuing activities                         51
Net exceptional operating credits                                                           310
UK operating profit after exceptional items - continuing activities                         361
Group profit after tax and exceptional items                                                316



The UK operating profit of GBP361m was achieved after net exceptional operating credits of GBP310m, which included a non-cash accounting upward adjustment of GBP295m for the partial reversal of the write-down of fixed assets in the prior year.



(Quarter ended 31 March 2004)



                                                                                            GBPm

UK operating profit before exceptional items                                                 51
Add:  Depreciation                                                                           14
EBITDA - Continuing activities (1)                                                           65
Add: P&L savings of revised BNFL back end contracts                                          21
Adjusted EBITDA - continuing activities (1)                                                  86

Note :

1.        See notes on EBITDA above



- EBITDA from continuing activities was GBP65m. Adjusted EBITDA, after including P&L account savings of GBP21m from the revised BNFL back end contracts, was GBP86m.

- Cash inflow from operating activities in the period was GBP155m, which led to an increase in total cash and term deposits of GBP144m.

- Total UK output for the quarter was 19.8TWh, of which nuclear output was 17.0TWh and Eggborough output was 2.8TWh.

- The realised price was GBP18.2/MWh and the total operating cost was GBP16.1/MWh - this represents a positive margin of GBP2.1/MWh, significantly better than the margin in the first 9 months, largely due to seasonal factors and the effect high output has on unit cost.





Outlook



- The target nuclear output for FY2005 is 64.5TWh to take account of the replacement of cast iron pipework which is an important component of improving future reliability.

- FY2005 target nuclear output has been substantially contracted in order to hedge against price uncertainty. A large majority of these contracts are at fixed prices. As of the beginning of June, the average price of the fixed contracts for 2004/05 was GBP19.5/MWh.

- Market prices have continued to increase over the last six months. Prices for annual baseload power for FY2005 were trading at around GBP22/MWh at the end of March 2004. Since then the implied prices for annual baseload power have risen such that for the rest of the current year they have recently traded around GBP25/MWh.

- As part of the Company's plans to improve the condition and future reliability of the nuclear fleet, we are increasing year-on-year investment in major plant projects, repairs and strategic spares by some 34% to around GBP175m.

- In October 2003, the Company announced its projected three year average nuclear cost per MWh. As a result of the planned increase in investment in nuclear plant and other costs, the Company has revised upwards the projected three year average nuclear cash cost by approximately GBP1.30 per MWh, on an equivalent basis, excluding the effects of inflation.

- It is the intention of the Company to pay dividends when the requirements of the business permit, subject to the distributable reserves position and restrictions under the restructuring arrangements. No dividend is expected in respect of the two financial years ending March 2005 and March 2006, as the Board believes that investing in the business is a prerequisite for a successful turnaround.



Board / Management Changes



- Whilst the robustness of the Company's balance sheet depends on completing a successful financial restructuring, the long term success of the Company depends on achieving a comprehensive turnaround of the business, in particular its nuclear fleet. It is for this reason that the Board was determined to make a number of key appointments in critical areas.

- During the year, four new non-executive Directors were appointed - William Coley (USA), Dr Pascal Colombani (France), Sir Robert Walmsley (UK) and John Delucca (USA), have strengthened the Board. In addition, as previously announced, Martin Gatto was appointed as Interim Finance Director.

- In addition, since the year end, we have announced the appointments of Roy Anderson as our new Chief Nuclear Officer who joins the company on 5 July. Roy is currently President of PSEG and brings valuable experience from previous nuclear turnarounds in the USA. Neil O'Hara joined on 4 May as our new Trading Director. Neil was previously at RWE, Centrica and AEP and has a key role in implementing and developing our trading strategy.







Adrian Montague, Chairman, said:



"In the past twelve months we have made considerable progress in agreeing the shape of the proposed restructuring and the new British Energy with the Government and our creditors. In October, we reached agreements with our major creditors on the restructuring plan. The way forward is subject to a large number of conditions including approval by the European Commission, Court sanction and settling certain documents with creditors. We must also establish our viability to the satisfaction of the Secretary of State for Trade and Industry. It is intended that the Proposed Restructuring be implemented in the current financial year but there is a great deal to do in order to achieve this, and the size of the task should not be underestimated."



Safe Harbour



This document contains certain "forward-looking" statements as defined in
Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial condition and results of operations of British Energy. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates", "aim", "believe", "assume", "should" and words of similar import, which are predictions of or indicate future events or future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements. British Energy has identified some important factors that may cause such differences in British Energy's Form 20-F annual report for the year ended 31 March 2003 filed with the US Securities and Exchange Commission.

A copy of this release in Pdf file format can be found on the Company's web site at www.british-energy.com.





Conference Call

Management will host a conference call for analysts and investors at 4.00pm

(UK time) today 17th June 2004.



The conference call can be accessed by dialling;


UK dial in:                                               0845 113 0049
International dial in:                                    +44 1452 542 303
US dial in:                                               1866 38 99778


Replay facility - 14 days, UK Dial in:                    0845 245 5205
International dial in:                                    +44 1452 550 000
Pin:                                                      1433421#



For further information please contact:


Paul Heward, British Energy:                              01355 262201
Andrew Dowler, Financial Dynamics:                        020 7831 3113



A copy of the investor presentation in connection with the above conference call will be published on the Company's website later this morning.



Chairman's Statement



In the past 12 months we have made considerable progress towards restructuring, with significant milestones being achieved.



In last year's Annual Report, I reported to you on the traumatic events of 2002. Over the past twelve months we have made considerable progress in agreeing the shape of the proposed restructuring and the new British Energy with the Government and our creditors (the Proposed Restructuring). In October, we reached agreement with our major creditors on the restructuring plan. The way forward is subject to a large number of significant uncertainties and important conditions including approval by the European Commission (the Commission), Court sanction and settling certain documents with creditors. We must also establish our viability to the satisfaction of the Secretary of State for Trade and Industry. It is intended that the Proposed Restructuring be implemented in the current financial year but there is a great deal to do in order to achieve this, and the size of the task should not be underestimated.



Total output for the year was 72.6 TWh. Nuclear output was 65.0 TWh, up from last year but less than the target we set for ourselves. The improved generation output helped lead to an operating profit of GBP57m which together with exceptional operating credits of GBP283m, resulted in a total Group operating profit for continuing activities of GBP340m compared to a GBP3,899m loss last year. It is the intention of the Company to pay dividends when the requirements of the business permit, subject to the distributable reserves position and restrictions under the restructuring arrangements. No dividend is expected in respect of the two financial years ending March 2005 and March 2006, as the Board believes that investing in the business is a prerequisite for a successful turnaround.



Restructuring



Since I reported to you last on the principles of our Proposed Restructuring we have reached formal agreement with our major creditors and the Government on the Proposed Restructuring plan and in October we exchanged a Creditor Restructuring Agreement and a Government Restructuring Agreement documenting these proposals.



The key features of these agreements are:



Certain creditors have agreed to extinguish their unsecured claims against the Group in exchange for GBP275m of new bonds, and at least 97.5 per cent of the issued ordinary shares of the restructured Group.



The Nuclear Liabilities Fund (NLF) will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and costs of decommissioning the Group's nuclear power stations, and the Government will assume financial responsibility for certain of the Group's contracted nuclear liabilities and any shortfall in the NLF.



In consideration for this assumption of financial responsibility, the Group will issue GBP275m in new bonds to the NLF and will also make further payments to the NLF.



These payments to the NLF will include a proportion, initially (and not to exceed) 65%, of the Group's adjusted cash flow, which the NLF will be entitled to convert into a proportional equity shareholding in the Group.



The Eggborough Bank Syndicate have agreed to replace their existing secured claims with a right to payments having a payment profile equivalent to GBP150m of new bonds. In addition, they will have an option to acquire the Eggborough station in 2010 upon payment of a GBP104m break fee and the extinguishing of outstanding bond equivalent payments.



British Energy's existing shareholders will, if the Members' Scheme is implemented, receive new ordinary shares equal to 2.5% of the share capital of the Group immediately following implementation of the Proposed Restructuring as well as warrants to subscribe GBP28.95m for shares representing a further 5.0% of the Group's thereby diluted issued share capital immediately following implementation of the proposed restructuring.



The standstill arrangements agreed on 14 February 2003 have been extended and will continue while the Proposed Restructuring is being implemented (subject to certain termination events not occurring).



The restructuring plan has yet to be agreed by the Commission. Due to the need for the Company and the DTI to complete final assessments in relation to the financing of the Group, it will not be possible for the Secretary of State to present all the necessary information to the Commission to enable the Commission to take a decision before its summer break. The DTI now expects the Commission to take a decision this autumn. Thereafter we are required under our agreements with creditors and the Government to complete the restructuring by 31 January 2005 at the latest.



A condition of the restructuring principles we agreed in November 2002 was the disposal of our North American businesses. In February 2003, we sold our interest in Bruce Power. In December 2003, following a competitive sale process, British Energy sold its 50% interest in AmerGen to its joint venture partner, Exelon. The proceeds of US$277m from the sale of our interest in AmerGen were applied in repaying all sums owing under the Government Facility. The remaining proceeds were used to fund ongoing collateral requirements. At the year end, the Company had a cash and liquid funds balance of GBP573m of which GBP297m was deposited in support of collateral requirements.



If the restructuring is implemented, the return, if any, to existing shareholders will represent a very significant dilution of their existing interests. However, the Board continues to believe that the Proposed Restructuring is in the best interests of the Company, and is working hard to ensure that all the necessary conditions are met. It must be recognised that the restructuring remains subject to a large number of significant uncertainties and important conditions and, that if, for any reason, the restructuring cannot proceed, the Board may have to seek the protection of insolvency proceedings. In this case the distribution to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there will be any return to shareholders.



The Creditor Restructuring Agreement requires that, absent shareholder approval, the agreed restructuring will be completed by delisting the Company's shares from the Official List thus avoiding the requirement for shareholder approval under the existing Listing Rules. The UKLA has published a consultation paper proposing that a rule change should be made which would require shareholder consent for delisting. Even if the Proposed Restructuring is not approved by shareholders the Company does not believe that the timescale for this proposed rule change will prevent implementation of the agreed restructuring.



The Proposed Restructuring is only part of the story; the sale of our interest in AmerGen saw British Energy return to being solely a UK business, and much work has been undertaken to restructure our generation and trading businesses, including the planned relocation of our headquarters in Scotland and sale of the current premises at Peel Park. In his review, Mike Alexander outlines the significant steps taken over the year to put in place the foundations for improved performance and reliability from our stations and to change the culture in British Energy.



Industry Development



Over the past year, some commentators have voiced concerns over the availability of sufficient generation capacity to meet demand. This brought the need for investment in UK power generation into sharper focus. Much of the current debate has centred on whether future dependency on gas should be balanced by renewables or the replacement of existing nuclear generation. We regard a balanced portfolio of energy sources and addressing long-term decisions on the need for new power stations as fundamental to the future security of energy supply for the United Kingdom. Increases in wholesale prices for electricity during the year have started to improve the climate for investment in generation assets. The forthcoming Emissions Trading Scheme and other environmental legislation will aim to restrict the emission of greenhouse gases by generators. There is, however, some way to go before the UK has a stable market creating sufficient confidence for longer term investments. At the same time, progress needs to be made on the Government's initiative through the Committee on Radioactive Waste Management to develop a UK approach to nuclear waste disposal - this is essential to the future of nuclear power.



Safety



Safety as always remains our first priority and we recognise its importance to the continuing public confidence in our operations. Public confidence in our operations is in turn dependent upon our safety record. Our performance in the course of the year shows scope for further improvement, and we are working with the World Association of Nuclear Operators (WANO) to apply best practice from elsewhere in the world, especially the USA. We are appreciative of the support we have received from WANO and the international nuclear community in the last year. Our operational structure has already been revised to learn from this. As well as the reliability of our operations, our Performance Improvement Programme is intended to enhance both our safety performance and culture.



Board Changes



We have also strengthened the Board. The Non-Executive appointments in 2003 of William Coley, Pascal Colombani and Sir Robert Walmsley have greatly enhanced the Board's nuclear expertise while John Delucca, who joined us in February this year, brings us experience of finance and restructuring which is immensely valuable.



Having helped to secure creditor approval to the restructuring plan in October, Keith Lough stepped down as Finance Director and Martin Gatto was appointed as Interim Finance Director. Following the disposal of all our North American interests, Duncan Hawthorne stepped down from the Board in March. I would like to extend my thanks to both Keith and Duncan for their contributions to British Energy.



As well as bringing relevant expertise to the direction of our business, our new Board appointments considerably enhance the level of independent scrutiny of management's activities and will assist British Energy to meet the more stringent requirements expected under corporate governance developments. In the course of the year we have increased the comprehensiveness and frequency of our financial reporting.



I am also pleased to announce the appointment from 4 May 2004 of Neil O'Hara as Trading Director, and from 5 July 2004 of Roy Anderson as Chief Nuclear Officer.



Finally, the Board is very grateful to all our staff for their dedication during a difficult time. I would like to record my personal thanks for their continued professionalism and commitment to generating safe, reliable electricity for the UK.



Adrian Montague, CBE

Chairman



Review of Operating Performance and Financial Review



The challenge for British Energy is to improve efficiency and reliability in our stations.



Overview



Total output for the year was 72.6 TWh. Of this, nuclear output for the year was
65.0 TWh, an improvement on the 63.8 TWh produced last year, but short of our target of 67.0 TWh. Nuclear output was adversely affected by unplanned outages, particularly to both reactors at Heysham 1, described further below. Unplanned outages forced the Group into the market to buy back replacement power at a time of higher prices, costing an additional GBP24m. The output from Eggborough, the Group's coal-fired power station was increased by 1.9 TWh to 7.6 TWh.



The key results were the UK operating profit of GBP57m before exceptional operating credits of GBP283m giving a total Group operating profit for continuing activities of GBP340m compared to a GBP3,899m loss last year, and the Group profit before tax of GBP232m, which included exceptional credits of GBP403m. The Group profit before tax included a contribution of GBP21m from AmerGen prior to its disposal on 22 December 2003. After incurring a UK operating loss of GBP9m before exceptional costs of GBP24m in the first half of the year, the Group made a UK operating profit of GBP66m in the second half before operating exceptional credits of GBP307m. This resulted mainly from a higher realised price, largely reflecting seasonal factors, even though second half output was affected adversely by a series of unplanned outages. The realised price for the year was GBP16.9/MWh, down from GBP18.3/MWh in the prior year. However, at the same time our total operating costs were GBP16.5/MWh, down from GBP18.6/MWh in the prior year, mainly as a result of higher output.



The financial statements for the period have been drawn up on the basis of the historic BNFL contracts in respect of back end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts. The consequence of this is that the result for the year does not reflect the profit and loss account savings that will arise under the revised BNFL back end fuel contracts, which amounted to GBP58m in the year excluding the impact of revalorisation. The saving will be recognised on the completion of the restructuring, together with other restructuring adjustments.



During the year the Group's interest in AmerGen was sold for US$277m, subject to adjustment, allowing the Government Facility to be fully repaid. Part of the adjustment mechanism relates to the value of nuclear fuel. As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen's balance sheet dated 21 December 2003, British Energy may be required to make a payment to Exelon of up to US$13.7m which is the subject of a formal dispute procedure. Further details can be found under Discontinued Activities.



There was a year end cash and liquid funds balance of GBP573m of which GBP297m had been deposited in support of collateral requirements. Net debt reduced by GBP240m to GBP310m.



Following the disposal of its interest in Bruce Power in February 2003, the Company received C$20m on 28 April 2003 which had been retained in an escrow account at completion of the disposal of the Group's interest in Bruce Power in respect of a possible price adjustment relating to pensions. This followed confirmation that no such adjustment was required. We also received payment of C$20m as a result of the restart of one unit at Bruce A (Unit 4 returned to service during the third quarter of the year). Subsequently Unit 3 returned to service in the fourth quarter. A further payment of C$10m was received on 25 May 2004. In February 2004, we received a notice of warranty claims from the consortium which purchased our interest in the Bruce Power Station relating to the alleged condition of certain plant at the power station and to the treatment of expenditure at the Bruce plant during the period of the Group's ownership which is currently being considered by the Canadian tax authorities. The Company expects to defend the claim if it is pursued further.



In February 2004 we announced the settlement of a long-standing dispute with Siemens Power Generation Limited (Siemens) whereby Siemens agreed to pay the Company GBP18.3m, which was received in March. Further details are contained in note 4 to the financial statements.



The challenge for British Energy is to complete the Proposed Restructuring and focus on improving efficiency and reliability in our stations in order that we may compete in the very competitive UK electricity market. Clearly there is much to be done to ensure that British Energy achieves world class standards of reliability. The Company has already embarked on a number of programmes which are intended to tackle the causes of under-performance and reduce losses from unplanned outages to competitive levels, improve our trading performance and reduce our overheads. In doing so, we are seeking to harness the skills and experience of leading operators in various fields. A major part of the drive is the Performance Improvement Programme which is central to the operational plans designed to enhance the prospects of the Group.



A key appointment as part of our operational plans is that of Roy Anderson as Chief Nuclear Officer, responsible for the operation of our eight nuclear power stations. He joins us from PSEG Nuclear in the US where he was President. Mr Anderson was also previously Chief Nuclear Officer of Nuclear Management Company and prior to that of Florida Power Corporation. Mr Anderson has significant experience of nuclear turnarounds and his experience will be valuable as the Company progresses the Performance Improvement Programme and restructuring. David Gilchrist, currently Managing Director, British Energy Generation, will take on the new Group wide position of Technical Director, which will strengthen the technical and operational involvement in key regulatory and commercial support areas across British Energy.



The Group has continued to seek to reduce its exposure to volatility in market prices through a trading strategy which utilises diverse sales channels whilst minimising the amount of trading collateral required. Our direct sales business has continued to show strong growth, increasing volumes supplied during the year by almost 30%, to 29.1 TWh.



During the course of the year, the Company also continued to streamline overhead costs in various areas, for example the decision to sell its existing headquarters at Peel Park, East Kilbride and relocate to Livingston near Edinburgh. The company also announced in July 2003 that the nuclear power station support functions, currently split between Peel Park and Barnwood in Gloucester would be brought together to create a centre of excellence. As a result, around 150 operational jobs will be relocated to Barnwood, whilst the electrical and civil engineering support groups and some business support functions will remain in Scotland.



Business Review



British Energy has a total of eight nuclear power stations. Seven are Advanced Gas-cooled Reactor (AGR) power stations; Dungeness B; Hartlepool; Heysham 1; Heysham 2; Hunterston B; Hinkley Point B and Torness. The eighth station, Sizewell B, is the UK's sole Pressurised Water Reactor (PWR). The results for Eggborough, our coal-fired power station in Yorkshire, are discussed in the Power and Energy Trading section below.



Performance Improvement Programme



During the year, British Energy started its drive to focus on four fundamentals
- human performance, equipment reliability, management of work and operational focus. In order to address these and as part of its efforts to reduce the level of unplanned generation losses to competitive levels, the Company announced the launch of its Performance Improvement Programme. The human performance element is a drive to implement and reinforce a standard set of error reduction tools used widely in the nuclear industry. The focus on equipment reliability aims to identify and rectify the root causes of equipment problems and therefore improve our performance. Management of work is concentrated on getting the best out of our investment in our work management tools and processes and finally, operational focus is about getting the whole British Energy organisation aligned to support our power stations in delivering a safe and reliable output.



To support the implementation of these programmes the Company has engaged a consortium of experienced consultants in conjunction with significant support from WANO. Through WANO, the Company's Performance Improvement Programme and power station management teams have been supplemented with additional experienced nuclear professionals.



British Energy's focus over the coming twelve months is to continue to improve infrastructure, including significantly improving training arrangements and focusing on the human performance aspect of our business. Already changes have been made to the power station organisation. In addition, a number of operationally experienced people have been appointed to senior positions in the Group's central support functions. A review of the condition of our generation assets is underway, and once the Company has the correct structures and operational processes in place, further emphasis will be put on improving the Materiel Condition of plant.



I am grateful to our staff, creditors, customers and shareholders for their support and understanding during the implementation of the restructuring and the other changes being undertaken by the Company to improve its performance. I recognise that this has been a very testing period for all concerned with the Company. However, I am convinced that full implementation of the restructuring and Performance Improvement Programme will allow the Company to play a key role in the UK's electricity generating mix.



Update on Unit Costs and Collateral


Over the past few months, the Company has been evaluating its business plan for the three years ending 31 March 2007. As a result British Energy's expected cost base post restructuring and anticipated collateral levels have been revised.



In relation to the current financial year ending 31 March 2005, British Energy expects that the investment in major plant projects, repairs and strategic spares across the whole Group, including incremental costs associated with the Performance Improvement Programme of approximately GBP25m, will be around GBP175m. Whether or not any of this expenditure will be capitalised or expensed depends on the future carrying value of fixed assets as a result of impairment and fair value reviews and whether the expenditure will enhance the value of the assets. The Performance Improvement Programme costs above include an increase in revenue expenditure relating to staff and support costs which will be expensed in any event.



The detailed budgets for each of the latter two years of the business plan will not be finalised until shortly prior to the commencement of the relevant financial year. The incremental expenditure of the Performance Improvement Programme will depend on the financial resources and prospects of the Group at the relevant time. Based on its current expectations of future electricity prices and output, and therefore financial resources, the Company believes that annual investment in major plant projects, repairs and strategic spares across the whole Group which includes incremental Performance Improvement Programme annual expenditure of GBP85m to GBP120m will be in the range GBP220m to GBP255m in the two years ending 31 March 2006 and 2007. This compares with the range of capital expenditure of GBP85m to GBP90m stated in the 1 October 2003 announcement which did not include any Performance Improvement Programme expenditure, nor the costs of repairs and strategic spares.



The Company anticipates that there may be a need to increase the level of its future annual contributions to the pension fund depending on the performance of financial markets, from a previously estimated GBP35m to approximately GBP65m per annum for the three years commencing 1 April 2005.



The Company has therefore revised its projected nuclear unit cash operating costs for the three financial years ending 31 March 2007. These costs include maintenance, expenditures on plant and equipment and corporate overheads but exclude the impact of the NLF cash sweep. It excludes movements in working capital and all costs relating to Eggborough. An illustration of the projected nuclear unit operating costs is shown below. This assumes an average nuclear output level for the three years commencing 1 April 2004 of 66.2TWh.



Assuming an average nuclear output level for the three years commencing 1 April 2004 of 67.0 TWh, the average nuclear unit cash costs are expected to be as follows:




                 As announced in October 2003                            Updated in June 2004
Base reference price Average nuclear cost Average nuclear cost  Average reference     Average nuclear
  (1) (2) per MWh        per MWh (3)      per MWh increased by    price per MWh      cost per MWh (4)
                                             inflation (5)         increased by             (5)
                                                                 inflation (4)(5)
        (GBP)                (GBP)                (GBP)               (GBP)                (GBP)





        14.0                 13.8                 14.1                 15.1                15.5
        15.0                 13.9                 14.2                 16.2                15.6
        16.0                 14.5                 14.9                 17.3                16.2
        17.0                 15.0                 15.4                 18.4                16.7
        18.0                 15.5                 15.9                 19.4                17.2
        19.0                 15.9                 16.3                 20.5                17.6
        20.0                 16.2                 16.6                 21.6                17.9
        21.0                 16.4                 16.8                 22.7                18.1
        22.0                 16.4                 16.8                 23.8                18.1



Note 1 : Reference price is the wholesale price of electricity upon which the price of nuclear fuel from BNFL is based.

Note 2 : Stated in 2002/03 money values

Note 3 : Average over the period 2003/04 to 2005/06.

Note 4 : Average over the period 2004/05 to 2006/07.

Note 5 : Inflation assumed at  2.5% pa.





The average nuclear costs per MWh as updated in June 2004 represents an increase of approximately GBP1.3/MWh, after eliminating the impact of inflation, in the Company's nuclear cash cost per MWh compared with the range stated in the 1
October 2003 announcement.   This is attributable almost entirely to increased
investment in the plant and the costs of the Performance Improvement Programme.



It should be noted that, as British Energy's costs are primarily fixed, at different output levels these units costs would be different. In addition, under the terms of the revised arrangements with BNFL the reference price is based on 2002/03 prices and indexed to the RPI and therefore need to be escalated to take account of actual inflation. There is no change in nuclear cash cost above a baseload electricity price of GBP21.0/MWh (2002/03 prices).



In the announcement of 1 October 2003, British Energy provided its view of the level of collateral that it expects would be required to support its trading activities. The Company has updated its view of the expected range of future collateral reflecting the higher level and volatility of electricity prices, taking account also of increased sales through routes to market that generally have lower collateral requirements.



The Company now expects that the collateral required to support the trading activities will be in a range of GBP270m to GBP320m based on the current sales mix and no further undue volatility in the forward curve for electricity prices. Collateral amounts in this range would result in an increase in the target amount for cash reserves under the contribution agreement with the Government (see note 1 to the financial statements).



Nuclear Generation



Nuclear output for the year was 65.0 TWh (a load factor of 77%). This compared to a target of 67.0 TWh and the 63.8 TWh (a load factor of 76%) achieved in the prior year. The shortfall in the year compared to the target arose as a result of the significant impact of unplanned outages, in particular at Heysham 1. The outages of both reactors at Heysham 1 were due to a cast iron pipework failure in the seawater cooling system within the turbine hall. Following repairs, both units returned to service before the financial year end. The resultant loss of output was some 3.2 TWh, equivalent to some GBP71m of lost profit contribution inclusive of imbalance costs and associated fuel savings.



Following the unplanned outages at Heysham 1, the Company reviewed the implications for further cast iron pipework replacement at its other stations, and on 19 March 2004 announced that its indicative target for nuclear output for 2004/05 was 64.5 TWh. This indicative target takes into account an estimated loss of 2.5 TWh resulting from the Company's estimates of the work required to carry out cast iron pipework replacement at other stations in 2004/05. Some of this work may be moved to 2005/06 as the Company seeks to utilise planned outages to maximum effect.



Last year we carried out 5.5 statutory outages (with the half representing an overlap between two financial years), representing a total loss of output of 4.9TWh. A further loss of potential output of 3.0TWh was attributable to refuelling. In addition to the loss of 3.2TWh output resulting from the unplanned outage at Heysham 1, there were further losses of potential generation from unplanned outages of 7.5TWh. Of these, 4.8TWh was due to outages of 14 days or less.



Improvements in the performance of Dungeness B have continued. The station marked 21 years of supply to the National Grid by generating output of 6.7 TWh, a record for Dungeness B. The station also gained Nuclear Installations Inspectorate approval to adopt three year intervals, rather than two year, between statutory outages, bringing it in line with the rest of the British Energy AGR fleet.



The year's best performing station (by load factor) was Heysham 2 with a total output of 9.81 TWh (a load factor of 89%), exceeding the prior year by some 0.5 TWh. This was achieved despite having to replace part of a low pressure turbine at the start of the year.



Safety



The Company seeks to operate to world-class safety standards. However, during the year the Company's performance against certain key safety indicators deteriorated. These are discussed below. This is being addressed as part of the human performance aspect of the Performance Improvement Program. One of the reasons for the review of the Company's organisational structure, and the key appointments being made as part of the Performance Improvement Program is to implement the required changes to improve safety. The new organisational structure is designed to promote clarity of accountability for every aspect of the Company's safety performance. British Energy works closely with WANO, benefiting from the sharing of best practice and the secondment of personnel.



Nuclear Safety



The International Nuclear Event Scale (INES) is the standard scale measuring the significance of nuclear safety events. In 2003/04 one event occurred, the degradation of a feed pump system with no release of radioactivity either on or off site, which was registered at level two on the seven point INES scale - at Dungeness B on 11 July 2003. Level two is used to describe an incident with significant failure in safety provisions but with sufficient defence in depth remaining to cope with additional failures. There is no off-site impact associated with such an event. All other events were at or below level one (minor operating anomalies with no impact on staff or the general public). In 2003/04, the number of reportable minor events was 77, representing a disappointing increase on the 65 reportable minor events recorded in the prior year.



Radiological Safety



The collective radiation dose to workers at our UK stations was 0.09 manSv/ reactor in 2003/04. This was a decrease from the collective dose of 0.12 manSv/ reactor in the prior year. This represents approximately one-tenth of the worldwide median of the operators contributing to WANO and places British Energy in the top 10% of performers in this respect.



Industrial Safety



The Company encourages an open culture which promotes the reporting of all accidents, including those where no actual injury resulted. Over the last twelve months our accident frequency rate was 0.53 lost-time accidents per 200,000 man-hours of operation, an increase from 0.46 in the prior year.



Looking at the performance of our conventional plant, it was with deep regret that British Energy reported an accident at Eggborough power station last July, where one of our contractors lost his life. A full panel of inquiry was held to examine the circumstances and determine the cause of the accident. Its conclusion is pending.



Power and Energy Trading



Market Overview



At the end of March 2003, the forward price for baseload power for 2003/04 delivery was GBP17.0/MWh. Both spot and forward prices increased during the year, driven primarily by increases in fossil-fuel prices and tightening of capacity margins. International coal prices rose sharply during the year to unprecedented levels, and UK gas prices, which are partly linked to oil prices, also increased. The Group was protected against the rise in coal prices due to fixed price contracts that ended during the year. At the end of March 2004, the forward price for baseload power for 2004/05 delivery was GBP22.2/MWh, an increase of 30% compared with prices prevailing in March 2003 for 2003/04 delivery.



Short-term power prices were exceptionally volatile during July and August 2003, when an unusually large number of generating units were shut down for annual maintenance and high demand in France meant that power was exported via the England-France interconnector. During the summer period the operator of the National Grid was forecasting a tight margin of supply over demand for the winter peak demand periods, and called for mothballed plants to be returned to service. Market prices rose in response to this and a number of oil-fired and gas-fired units were subsequently returned to service to meet forecast demand, thereby stabilising prices.



The forward market for electricity to be delivered in 2005 and beyond reflects in part the impact of the European Union's Emissions Trading Scheme (ETS), which is scheduled to start on 1 January 2005. Under the scheme, all large fossil-fired generators will be required to submit allowances to cover their emissions of carbon dioxide. The initial allowances will be allocated by the Government according to a National Allocation Plan, which must be approved by the European Commission. The Government has indicated that the scheme could increase wholesale electricity prices in the UK by some 10%. As the owner of a coal-fired power station, British Energy is seeking an equitable allocation of allowances and preparing to be an active participant in the carbon dioxide emissions market.



The Government announced an Energy Bill in November 2003, which includes provisions (amongst others) for extending the electricity trading arrangements operating in England and Wales to all of Great Britain. The Bill is expected to become law in summer 2004, and will enable the proposed British Electricity Transmission and Trading Arrangements (BETTA) to be implemented in April 2005. These new arrangements will create a much larger market for British Energy's Scottish generation once the Nuclear Energy Agreement (NEA), under which all of the Group's Scottish generation is currently sold to Scottish Power and Scottish and Southern Energy, ends in April 2006 or following the introduction of BETTA, whichever is earlier. However, the ending of the NEA will mean a loss of the guaranteed market for the output of our Scottish stations and other routes to market are being developed.



Trading Strategy



During the year the overriding concern of British Energy was to reduce the Group's exposure to potential falls in the market price of electricity. Therefore a prudent trading strategy was adopted to sell forward a high proportion of our output. As a result the Company has not fully benefited from the more recent rises in market prices. The Group has continued with its trading strategy to reduce exposure to volatility in medium term market prices, utilising diverse routes to market whilst minimising the amount of trading collateral required. The routes to market include direct sales to industrial and commercial customers, contracting in the wholesale market, and long-term contracts (such as the NEA), together with sales of balancing and ancillary services to National Grid. There are contracts in place for substantially all planned production in 2004/05. A large majority of these are fixed price contracts. As of the beginning of June the average price of the fixed price contracts for 2004/05 was GBP19.5/MWh.



The requirement to provide trading collateral arose when the Group lost its investment grade rating in September 2002. This loss of investment grade rating means that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of liquid cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on cash flows. British Energy intends to seek a new credit rating upon the issue of new bonds as part of the Proposed Restructuring of the Group.



It is inevitable that, in a period of rising prices such as has been seen in 2003/04, hedging forward against falls in price results in a realised price which is less than the market out-turn. However, a proportion of that output is contracted at variable prices and can benefit from the recent rise in forward prices.



Trading Development Programme



During the year we have undertaken a comprehensive review of our trading capabilities and embarked upon a development programme to improve and extend existing skills and asset utilisation. This involves recruiting to strengthen the analysis, risk management and back office functions and reviewing trading procedures and performance incentives. A new Trading Director, Neil O'Hara, has also been appointed. Neil O'Hara has over ten years trading and risk management experience in the energy sectors, including the power, coal and gas sectors. Neil brings experience from working at AEP, Centrica and RWE. In addition we will be upgrading the IT systems used within trading. These changes will enable better risk management and control and should enable us to increase the value of our trading activities. This trading development programme should be largely complete by April 2005.



Business Performance



The direct sales business (DSB) has once again shown strong growth, with the volume supplied during the year reaching 29.1 TWh, an increase of some 30% on 2002/03. The volume of power sold directly to customers through the DSB is now equivalent to approximately 40% of total output. This growth has been achieved through increasing the range of customers served, with a particular focus on multi-site groups. At the same time, the DSB has retained its number one overall ranking in the customer satisfaction survey of industrial and commercial customers carried out by the Energy Information Centre for the 20th successive quarter.



British Energy's realised price (which is calculated by dividing total UK turnover, net of energy supply costs and miscellaneous and exceptional income, by total output during the period) for 2003/04 was GBP16.9/MWh, a decrease of 8% compared with GBP18.3/MWh in 2002/03. The Company benefited from higher prices for variable priced contracts as the year progressed, but this was offset by a number of unplanned outages and earlier fixed price contracts at lower prices. Market purchases at higher prices were required to cover lost generation from the unplanned outages. Fixed price contracts provided protection against falls in market price, although certain of these were agreed at lower prevailing market prices to meet the requirements of the Proposed Restructuring.



Eggborough



Output from the 2000 MW coal-fired power station at Eggborough was 7.6 TWh during the year compared with 5.7 TWh for the prior year. As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company's contracted trading position and the extent to which it is operated as cover for unplanned outages. In the draft National Allocation Plan published by the Government an indicative allocation of 4.9 million tonnes of carbon dioxide emissions allowances under the ETS for each of the calendar years 2005, 2006 and 2007 has been made for Eggborough (equivalent to output of approximately 5.4 TWh). However the allocation will not be finalised until autumn 2004. Additional allowances will need to be acquired if Eggborough is to maintain its output at 2003/04 levels.



Eggborough's future output will also be affected by the impact of the Large Combustion Plant Directive (LCPD), which is intended to limit the emissions of sulphur and nitrogen from fossil-fuel power stations. Good progress has been made with the project to fit flue gas desulphurisation (FGD) equipment to two of the four units at Eggborough. Since the year end, the first flue gases from one unit have been processed by the FGD equipment as part of the active commissioning of the plant. The work is scheduled to be completed within budget during the current year.



The Government has been in discussion with the electricity industry in recent months concerning the implementation of the LCPD. Discussion has focused on whether to limit future emission rates for fossil-fuel plants or to limit total emissions based on historic generation (through a National Emission Reduction
Plan); and on whether a plant will be treated as being a whole power station, or an individual generating unit for the purpose of the LCPD - in which case Eggborough's four units would be treated as separate plants. Station owners will have the option to "opt-out" of the LCPD in which case they will be permitted to run plants for a total of 20,000 hours between 1 January 2008 and 31 January 2015. Clearly the details of the implementation of the LCPD may affect the level of generation from Eggborough and other fossil-fuel plants in the future.



Discontinued Activities



The disposal of the investment in Bruce Power was completed on 14 February 2003. In the prior year a loss on disposal of GBP35m was recognised by the Group and the results of Bruce Power were classified as discontinued activities.



C$20m was retained in an escrow account at completion of the disposal of the Group's interest in Bruce Power in relation to a possible price adjustment relating to pensions. On 28 April 2003 the Company announced that this sum had been released following confirmation that no adjustment was required and was accounted for in the prior year results.



On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power (the consortium) alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.
Further details can be found below.



Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.



In addition to the consideration received at the time of the disposal of its interest in Bruce Power, British Energy was entitled to receive up to C$100m, contingent on the restart of two of the Bruce A Units. On 22 March 2004 the Company received the sum of C$20m in respect of the restart of Unit 4, and on 25 May 2004 received the further sum of C$10m in respect of the restart of Unit 3 (which has not been accounted for in the results for the year ended 31 March
2004). Discussions are ongoing with the Ontario Provincial Government regarding the release of further sums (if any). The total amount that will be released will be significantly less than C$100m.



Following the completion of the sale of the Group's 50% interest in AmerGen to Exelon, the Group received consideration of US$277m upon financial close on 22 December 2003 prior to adjustments relating to working capital levels, stocks of unspent nuclear fuel, inventory, capital expenditures and low level waste disposal costs to be determined as at the time of closing. Finalisation of these adjustments is outstanding.



As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen's balance sheet dated 21 December 2003 British Energy may be required to make a payment to Exelon of up to US$13.7m. This amount has not been provided for in the financial statements. British Energy served a Dispute Notice on Exelon on 4 June 2004 to preserve its rights. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.



In December 2003 the Company announced the sale of the Group's 50% interest in Offshore Wind Power Limited to GB Gas Holdings Limited for an up-front cash consideration of approximately GBP2m, with deferred consideration of up to GBP0.7m.



The combined gain on sales of the joint ventures and other businesses was GBP47m, of which the largest element was the profit on disposal of the Group's interest in AmerGen of GBP37m.



Financial Review



Group Results



In the following discussion the "period" or "year" refers to the year ended 31 March 2004 and the "prior period" or "prior year" refers to the year ended 31 March 2003. The "current year" refers to the year that will end on 31 March 2005.



The operating result after exceptional operating credits of GBP283m was an operating profit of GBP340m for the period compared with an operating loss of GBP3,802m for the prior year, after exceptional operating charges of GBP3,947m. Exceptional items for the period include a non-cash accounting adjustment for the partial reversal of GBP295m of the write-down of fixed assets in the prior year following a further review of fixed assets carrying values.



The profit before taxation was GBP232m for the period and a loss before taxation of GBP4,292m for the prior year.



AmerGen was sold and a provisional gain on sale was recorded at GBP37m. The sale of AmerGen contributed to the reduction in net debt which decreased in the year by GBP240m to GBP310m.



The discussion below will focus primarily on the results of continuing activities for the year compared to the prior year, both before exceptional items.



Turnover



Group turnover from continuing activities comprised generation sales, direct supply sales and miscellaneous income. Turnover for the period was GBP1,516m, a decrease of GBP12m on the prior year, as detailed below:




Increased/(Decreased) Turnover:                                                 GBPm


- owing to increased output                                                     57
- owing to lower electricity prices realised                                   (103)
- owing to increased energy supply costs recharged to                           76
customers
Decrease in miscellaneous sales                                                 (1)
Decrease in exceptional turnover                                               (41)


                                                                               (12)



Output increased by a total of 3.1 TWh compared to the prior year, and comprised output increases of 1.2 TWh from nuclear operations and 1.9 TWh from Eggborough. Nuclear output was however affected by a number of unplanned outages and in particular the major outage at Heysham 1 where 3.2 TWh was lost due to cast iron pipework failure, equivalent to some GBP71m of lost profit contribution inclusive of imbalance costs and associated fuel savings. Output at Eggborough was higher than the prior year as it was operated primarily to take advantage of higher market prices and to provide cover for unplanned outages at nuclear plants.



The realised price (which is calculated by dividing UK turnover, net of energy supply costs and miscellaneous and exceptional income, by total output) for the period was GBP16.9/MWh compared with GBP18.3/MWh in the prior year. A discussion on the movement of prices and the Company's strategy on trading is contained in the Power and Energy Trading section above.



Turnover from discontinued activities in the prior year was GBP375m and represented sales by Bruce Power prior to its disposal on 14 February 2003.



Operating Costs



The operating costs of continuing activities excluding exceptional items were GBP1,459m in the period, compared to GBP1,480m in the prior year, a reduction of GBP21m.



Total operating unit costs excluding revalorisation (which is calculated by dividing the total UK operating cost, net of the exceptional items and energy supply costs, by total output), was GBP16.5/MWh compared to GBP18.6/MWh, primarily as a result of higher output.



The component elements of the operating costs are discussed below.


Continuing activities excluding             Year ended 31 March                 Year ended 31 March
exceptional items:                                2004 GBPm                             2003 GBPm


Fuel                                                413                                 371
Materials and services                              512                                 425
Staff costs                                         224                                 227
Depreciation charges                                50                                  273
Energy supply costs                                 260                                 184
                                                   1,459                               1,480


Continuing activities - exceptional
items:
Materials and services                              25                                  94
Depreciation (credits)/charges due                 (295)                               3,738
to impairment review
Amounts (credited)/charged to                      (13)                                 115
non-operational assets
                                                   (283)                               3,947
Continuing activities - total
costs:
Fuel                                                413                                 371
Materials and services                              537                                 519
Staff costs                                         224                                 227
Depreciation (credits)/charges                     (245)                               4,011
Energy supply costs                                 260                                 184
Amounts (credited)/charged to                      (13)                                 115
non-operational assets
Total operating costs                              1,176                               5,427





Fuel costs in total amounted to GBP413m for the period compared with GBP371m. Nuclear fuel costs were GBP318m compared with GBP298m and coal costs were GBP95m compared with GBP73m.



The GBP22m increase in coal costs relates primarily to the increase in output from Eggborough over the period.



The costs of nuclear fuel increased by GBP20m in total, of which GBP7m was attributable to increased output, offset by savings and efficiencies of GBP1m. The main increase, however, was due to a non-recurring credit in the prior year costs of GBP14m following a one-off review of contract cost schedules with BNFL.



On 16 May 2003, the Company announced that it had exchanged contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The front end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The revised back end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back end contracts had become effective on 1 April 2003.



The financial statements for the period have been prepared on the basis of the historic BNFL contracts in respect of back end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts. This is the only element of the Proposed Restructuring that will have a retrospective accounting impact.



The consequence of this is that the result for the year does not reflect the profit and loss account savings that will arise under the revised BNFL back end contracts, which amounted to GBP58m in the year. The total saving under the revised contracts will be recognised on the completion of the restructuring, together with other restructuring adjustments. The benefit has been calculated using an average electricity price, as defined in the revised BNFL back end contracts, of GBP17.6/MWh.



As noted above and as part of the standstill arrangements, the Group has made payments during the year to BNFL as if the revised BNFL back end contracts were in place. The difference in the cash payments which include the profit and loss account savings under the revised contracts, means that included within current liabilities are amounts due to BNFL which will never be paid by the Group, provided the Proposed Restructuring is completed. These amounts totalled GBP306m at 31 March 2004, an increase of GBP193m from GBP113m at 31 March 2003.



This is also set out in note 31 to the financial statements.



Amounts in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed



                                                    GBPm                                 GBPm


Opening balance at 1 April 2003                                                         113
Amounts payable to BNFL under the                   249
historic back end contracts for the
period
Less: Amounts paid/payable for the
period under the revised BNFL back
end contracts, analysed as follows;


- Amounts settled                                  (59)
- Amounts included in accruals at                  (11)
year end
Cash flow benefit arising within                                                        179
the year
Finance charges accrued on amounts                                                      14
stoodstill
Closing balance at 31 March 2004                                                        306
(see note 31 to the financial
statements)



The benefit under the revised BNFL back end contracts to the date of restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments. The ultimate benefit recognised will depend on a number of factors including the date of restructuring, the market price of electricity between 1 April 2004 and the date of restructuring as defined in the contract and the amount of fuel.



Materials and services costs comprise the operating expenses of the power stations and support functions excluding fuel costs, staff costs and depreciation. The costs during the year were GBP512m compared with GBP425m, an increase of GBP87m. The increase is largely explained by capital investment expenditure of GBP92m that was expensed as operating costs in the period. This arises because it was not possible to demonstrate that this expenditure enhanced the value of the Company's fixed assets after taking account of the impairment review. The Group has reviewed the capital investment expenditure of GBP92m incurred, primarily on the power stations, and concluded that of this, an amount estimated at GBP70m may have been capitalised in the absence of the impairment review. The balance of capital investment expenditure of GBP22m has been classified as refurbishment cost within materials and services.



Staff costs decreased by GBP3m from GBP227m to GBP224m mainly due to reduced severance costs of GBP11m partly offset by salary inflation and increased headcount.



Depreciation charges were GBP50m for the period compared to GBP273m. The charges for depreciation in the period were significantly affected by the fixed assets write-down of GBP3,738m at 31 March 2003 (see note 12 of the financial statements).



Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover. This year energy supply costs also include costs of GBP36m related to the purchase of Renewable Obligation Certificates (ROCs) which are also recovered through turnover. The Group is required to purchase ROCs as part of the regulations governing climate change. Total energy supply costs in the period were GBP260m compared with GBP184m in the prior year, an increase of GBP76m. This increase reflects the inclusion of ROC costs and growth in the Direct Sales Business since 31 March 2003 as discussed above.



Operating costs from discontinued activities in the prior year were GBP278m and represented the costs of Bruce Power prior to its disposal on 14 February 2003.



The exceptional operating items are analysed below.



Operating Profit/(Loss)



As shown below, Group operating profit before exceptional items for continuing activities increased by GBP50m to GBP57m for the period.


                            Year ended 31 March  2004  Year ended 31 March  2003           Variance
                                       GBPm                       GBPm                       GBPm

Operating profit before                 57                         7                          50
exceptional items
- continuing activities
Exceptional items                      283                      (3,906)                     4,189


Total operating profit/                340                      (3,899)                     4,239
(loss) - continuing
activities
Operating profit -                      -                          97                        (97)
discontinued activities

Group operating profit/                340                      (3,802)                     4,142
(loss)




The increase in operating profit before exceptional items for continuing activities of GBP50m over the prior year is explained as follows:



                                                                                GBPm


Increased/(decreased) operating profit due to:


Output increases - turnover impact                                              57


Output increases - operating cost impact                                       (31)


Price movements                                                                (103)
Capital investment expenditure expensed                                        (92)
Depreciation reduction                                                          223


Other                                                                           (4)


Increase                                                                        50





Share of Operating Profit of Discontinued Joint Venture



The Group's 50% share in AmerGen was sold to Exelon on 22 December 2003. The Group's share of the operating profit of AmerGen prior to the date of disposal was GBP21m. The Group's share of operating profit for the prior period was GBP43m. This reduction of GBP22m was due primarily to an extended outage at Three Mile Island and the contribution of only a part year result within the period.



Financing Charges, Net Interest and Revalorisation



The total financing charges were GBP176m made up of revalorisation and net interest of GBP249m, exceptional financing credits of GBP5m and an exceptional revalorisation credit of GBP68m. This compares with prior year financing charges of GBP498m made up of revalorisation and net interest of GBP277m, exceptional financing charges of GBP62m and an exceptional revalorisation charge of GBP159m.



The total financing charges are analysed below:


                                         Year ended 31 March 2004            Year ended 31 March 2003
                                                    GBPm                                 GBPm

Revalorisation of nuclear                           215                                 228
liabilities
Revalorisation of decommissioning                  (28)                                (29)
fund
Revalorisation of other provisions                   -                                  10
Share of revalorisation of joint                    (2)                                 (4)
venture
Total revalorisation                                185                                 205
Net interest expense                                64                                  72
Financing charges before                            249                                 277
exceptional items
Exceptional interest (credit)/                      (5)                                 62
charge
Exceptional revalorisation (credit)                (68)                                 159
/charge
Total financing charges                             176                                 498



Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of a year's discount. Similarly, a revalorisation credit arises in respect of the decommissioning fund that is calculated by applying an actuarial assessment of the long-term investment growth rate to fund contributions in order to determine the asset value to be recorded in the balance sheet. The growth rate used in the calculations is 3.5% per annum real.



The net revalorisation charge excluding exceptional items was GBP185m, a decrease of GBP20m from the prior year principally due to a reduction in inflation and discontinuation of revalorisation of onerous contract provisions. The weighted average of RPI and RPIX used to revalorise the Group's nuclear liabilities was 2.4% compared with 3.0% for the prior year.



The net interest expense charge of GBP64m for the period was GBP8m lower than the charge for the prior year. The reduction arises from a lower charge in respect of interest rate swaps and increased interest earned on deposits, partly offset by a full year charge for standstill interest in the period.



In the prior year there were exceptional interest charges of GBP62m resulting from the provision for the out of the money element of interest rate swaps which were no longer considered to be effective as hedges and the write-off of borrowing costs. The borrowing costs had been previously capitalised and were being amortised over the expected duration of loan financing in respect of the acquisition of the Eggborough power station. In the current year there were exceptional interest credits of GBP5m reflecting a partial reversal of the provision for interest rate swaps.



The exceptional revalorisation credit of GBP68m in the period results from the increase in the market value of the UK decommissioning fund and the AmerGen decommissioning fund. This partially reverses the exceptional charge of GBP159m in the prior year required as a result of decreases in the values of the funds.



Exceptional Items



The financial results of both years were affected by a number of exceptional items. The table below summarises the impact of exceptional items before tax.


                                         Year ended 31 March 2004            Year ended 31 March 2003
                                                    GBPm                                GBPm

(Reversal of write-down)/write-down                (295)                               3,738
of fixed asset carrying values
UK decommissioning fund (credit)/                  (13)                                 13
charge
Write-down of own shares held                        -                                  102


Provision for slow moving stocks                     -                                  57
Restructuring costs                                 43                                  35


Onerous trading contracts                            -                                   2


Settlement of claim                                (18)                                  -


Nuclear Energy Agreement                             -                                 (41)
Exceptional items included within                  (283)                               3,906
operating results

UK/AmerGen decommissioning fund                    (68)                                 159
(credit)/charge

(Credit)/charge for interest rate                   (5)                                 56
swap provision

Write-off of capitalised borrowing                   -                                   6
costs

Exceptional items included within                  (73)                                 221
financing costs
                                                   (356)                               4,127
Exceptional (gain)/loss on sale of                 (47)                                 35
joint venture and businesses

Total net exceptional (credits)/                   (403)                               4,162
charges






Exceptional items are discussed more fully in notes 4, 5 and 8 to the financial statements.



Profit/(Loss) Before Tax



The profit before taxation was GBP232m compared with a loss before tax of GBP4,292m in the prior year. The main reason for the movement of GBP4,524m is the large exceptional costs in the prior year, some of which were partially reversed in the period.



Taxation



There was a GBP2m taxation credit on ordinary activities for the period relating to the release of an over provision of foreign tax in earlier years. The share of taxation for the discontinued joint venture was nil, comprising a tax charge on trading results to the date of the AmerGen disposal of GBP9m, offset by credits for overprovisions of GBP9m in earlier years.



In the prior year there was a net tax credit of GBP368m, comprising tax charges of GBP18m on North American activities, GBP10m share of taxation for joint ventures and a GBP396m credit for release of UK deferred tax provisions. The deferred tax credit in the prior year arose as a result of the large exceptional charges.



The deferred tax assets of GBP297m and GBP150m at 31 March 2004 and at 31 March 2003 were not recognised because there is insufficient certainty of recovery within the foreseeable future.



Earnings per Share



The earnings per share in the period was 38.9p compared to a deficit of 654.7p for the prior year, an improvement of 693.6p.



Review of Fixed Assets Values



In view of the ongoing restructuring, the Directors have reassessed the economic values and net realisable values of the Group's power stations and compared them to their book values as at 31 March 2004, in accordance with FRS11 "Impairment of fixed assets and goodwill". As a result of this review, the carrying value of fixed assets has been increased by GBP295m to partially reverse the impairment loss recognised in the prior year. Recognition of changes to asset impairment calculations is shown as a non-cash exceptional item in the year end financial statements, included within depreciation charges.



The fundamental objective of FRS11 is to ensure that fixed assets and goodwill are recorded in financial statements at no more than their recoverable amount. The recoverable amount is defined as being the higher of "net realisable value" (expected proceeds of sale less direct selling costs) or "value in use". Impairment is measured by comparing the carrying value of the fixed assets with their recoverable amount.



The outlook for electricity prices is the single most significant factor in assessment of the carrying values of fixed assets. The Directors have considered market views on future prices of wholesale electricity and also the commercially available forecasts. They have considered the impact on future prices of the increases in market electricity prices which occurred in the past year, the outlook for coal and gas fuel prices, potential for changes in generation capacity in the UK, and the potential effect on the market of changes in Government policy particularly in the area of environmental legislation.



The outlook for prices in the UK electricity market has improved since the Directors carried out their review for the 2003 financial statements, which resulted in a GBP3,738m write-down of the carrying value of fixed assets. However, in determining the price assumptions for the valuation the Directors have taken a cautious view on whether there has been a significant long-term recovery in market prices. Actual prices may differ from those forecast.



The carrying value of the nuclear stations has been calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. These assumptions are based on the Directors' best estimates. The discount rate used was 15% nominal pre-tax, the same as used at 31 March 2003, which is an assessment of a rate of return that the market would expect for a similar risk investment. The basis of the valuation of Eggborough is unchanged from the previous year, that is net realisable value and is based on the value attributed as part of the Proposed Restructuring.



The calculation of fixed asset carrying values at 31 March 2004 includes cash flow estimates regarding the level of increase in pension fund contributions required to repair the actuarial pension fund deficit at 31 March 2004. The payments included in the fixed asset calculation amount to approximately GBP207m after being discounted at 15% and are equivalent to a pension fund deficit calculated on an actuarial basis in the range of GBP330m to GBP440m. Formal triennial valuations of the British Energy Generation Group or British Energy Combined Group (together, the Schemes) pension schemes at 31 March 2004 are currently being undertaken, but the results of these valuations will not be finalised until later in 2004.



These financial statements do not incorporate the key elements of the restructuring, which is still subject to EU State aid approval and a large number of other significant conditions and uncertainties. As a result, the carrying value of fixed assets in the March 2004 financial statements do not reflect, for example, the new BNFL contracts or the proposed nuclear liabilities fund cash sweep arrangements which we anticipate will be included in future asset impairment tests for financial statements purposes when there is reasonable certainty of their becoming legally effective.



Net Liabilities



Group net liabilities decreased from GBP3,383m to GBP3,164m due to the profit after tax of GBP234m and exchange rate translation losses of GBP15m.



Capital Expenditure



There have been no additions to fixed assets recorded in the period as a consequence of the fixed asset write-down carried out in the prior year. It has not been possible to demonstrate that the capital investment expenditure enhanced the value of the Company's fixed assets after taking account of the impairment review. Included within material and services, an element of operating costs, in the period were amounts of capital investment expenditure of GBP92m. Of this amount estimated at GBP70m may have been capitalised in the absence of the impairment review, with the balance of GBP22m being classified as refurbishment costs. In the prior years expenditure of GBP112m was capitalised within fixed assets.



Current Assets



Total current assets increased in the period by GBP323m to GBP1,737m, from GBP1,414m in the prior year. The largest component of this rise was the GBP240m increase in cash and liquid funds from GBP333m in the prior year to GBP573m in the period.



Total stocks reduced by GBP10m. Nuclear fuel stocks reduced by GBP18m in part as a result of a supply chain review. This reduction was partly offset by an increase in stores of GBP7m mainly due to the acquisition of certain key strategic spares at Eggborough following a risk review and an increase in coal stock of GBP1m.



The level of total debtors reduced by GBP13m to GBP374m. This is due to a decrease in the taxation and social security balance recorded in debtors of GBP65m, which was reallocated to current liabilities in the current year. This decrease is offset by an increase in the pension prepayment of GBP29m and there was also an increase of GBP23m in trade debtors and other prepayments.



The Nuclear Decommissioning Fund will be used to fund post-defuelling decommissioning costs. The balance sheet carrying value of the fund has been restated to a market value of GBP440m compared to GBP334m. The increase in market value reflects the upturn in equity market values that occurred in the period and further contributions made by the Company of GBP19m.



Current Liabilities



The level of creditors due within one year (excluding borrowings) has increased from GBP1,033m to GBP1,250m. The main movement is an increase in the level of nuclear liabilities classed as due within one year from GBP355m to GBP554m. The difference arises principally because the liability continues to be recorded under the historic BNFL back end contracts while payments are based on the revised BNFL back end contracts.



The other movements within creditors comprise a net increase in the other taxes and social security balances of GBP40m relating to the reallocation from debtors of GBP65m, a reallocation of VAT from trade creditors of GBP86m and an increase in the amount during the period of GBP19m. Trade creditors decreased by GBP18m due to a reallocation of GBP86m, as mentioned, to the other taxes and social security balance and an increase in trade creditors of GBP68m. There were other decreases of GBP4m in retentions, accruals and other creditors.



Provisions



Included in provisions at 31 March 2004 were accrued nuclear liabilities of GBP1,776m, an increase of GBP103m over the prior year. The liabilities increased due to additional fuel burnt in the Group's power stations, revalorisation (inflation and removal of one year's discount to restate the provision at balance sheet money values) and reduced by cash payments made during the year and the part release of the provisions for the out of the money element of the Groups interest rate swaps.



Pensions



The financial statements have been prepared applying SSAP24 in respect of pensions. Note 24 to the financial statements provides the disclosures required under the transitional requirements of FRS17, the UK accounting standard dealing with retirement benefits. The FRS17 valuation is based on a valuation of assets and liabilities at a particular point in time and does not necessarily take account of the long-term nature of pension schemes. Movements in equity markets and bond yields can create considerable volatility in the FRS17 valuation at different points in time.



Under FRS17, the net pension deficit was GBP352m for the UK Schemes as at 31 March 2004, unchanged from 31 March 2003. However, the value of the Schemes' assets has increased with the rise of the equity markets, but this was offset by increased liabilities due to future higher inflation rate assumptions and improved actuarial information.



The interaction of the pension deficit and the valuation basis for fixed assets is discussed in note 4 to the financial statements.



The Trustees of the Schemes follow an investment policy whereby a high proportion of the Schemes' assets is invested in equities. One consequence of this investment policy, and the methodology and assumptions used for determining the Schemes' liabilities under FRS17, is that the difference between the market value of the Schemes' assets and its FRS17 liabilities (i.e. its FRS17 "surplus" or "deficit") is expected to be volatile. Indeed, the amount of any surplus or deficit could change significantly over periods as short as a day (in the event of significant market movements). The results reported should not, therefore, be taken as an indication of the Schemes' financial position in accordance with FRS17 on any date other than 31 March 2004.



The funding of the Pension Schemes is based on the results of three-yearly valuations by independent actuaries rather than on the results of the FRS17 valuation. A valuation will be carried out as at 31 March 2004, however, the result of the valuation will not be concluded until late autumn 2004.



Whilst the final determination of the actuarial valuation will not be complete for some months a deficit is expected in the range of GBP330m to GBP440m. The actual level of increase in future employer contributions will only be agreed with the Trustees of the Schemes when the valuation is completed.



During the prior year, the actuary of the British Energy Generation Group Scheme (the main UK pension scheme) carried out an interim review of Scheme assets and liabilities in order to assess the appropriateness of continued use of the surplus that arose at the 31 March 2001 valuation. As a result of that review, the employer's contributions to that Scheme were increased from 10% to 17.1% with effect from 1 November 2002. The employer's contributions to the British Energy Combined Group Scheme (the smaller UK pension scheme) were increased from 12% to 15.3% with effect from 1 April 2002. In total, cash contributions by the Group were GBP34m for the period and GBP31m for the prior year.



There were no changes to the contribution rates in the period.



The Company recognises that the funding of the Pension Schemes is a matter of concern to Scheme members, to shareholders and to other stakeholders. The Company will keep the funding issues under close review in the coming year and will aim to safeguard the interests of scheme members.



The Group balance sheet reported at 31 March 2004 and 31 March 2003 does not include the FRS17 deficits.



Total Recognised Gains and Losses



In addition to the profit after tax of GBP234m, exchange translation losses on foreign currency net investments arose amounting to GBP15m. These were all in relation to the investment in the AmerGen joint venture and its subsequent disposal.



Liquidity and Capital Resources



Government Facility



Following the sale of AmerGen, the drawings under the Government Facility were fully repaid. The amount available under the Government Facility reverted back to GBP200m on 24 December 2003. Further details of the Government Facility are included in note 1 to the financial statements.



Cash Flow



A reconciliation of profit after tax and exceptional items to earnings before interest, tax, depreciation and amortisation (EBITDA) is shown in the following table. EBITDA is a measure commonly reported and widely used by analysts, investors and other interested parties, as well as a measure used internally by the Group. The EBITDA calculations are shown for the total results and also exclude the disposals during the period and exceptional items for the continuing business. The EBITDA calculation for the continuing activities is further reconciled to the operating cash flow from continuing activities and then to the increase in cash.


                                         Year ended 31 March 2004            Year ended 31 March 2003
                                                    GBPm                                GBPm


Profit/(loss) after tax and                         234                               (3,924)
exceptional items

Interest (including exceptional                     59                                  134
items)

Revalorisation (including                           117                                 364
exceptional items)
Tax (including exceptional items)                   (2)                                (368)


Depreciation charges                                50                                  273
Exceptional depreciation (credits)/                (295)                               3,738
charges due to impairment review

EBITDA                                              163                                 217
(Gain)/loss on sale of businesses                  (47)                                 35
AmerGen profit                                     (21)                                (43)


Bruce Power contribution                             -                                 (97)
Net exceptional charges other than                  12                                  168
depreciation, interest, tax and
revalorisation
EBITDA - continuing activities                      107                                 280
Nuclear liabilities charged to                      130                                 105
operating costs
Nuclear liabilities discharged                     (59)                                (115)
Regular contributions to                           (19)                                (18)
decommissioning fund

Other provisions discharged                         (3)                                (45)


Exceptional operating cash costs                   (25)                                (154)


Working capital movements                           25                                  191


Operating cash flow from continuing                 156                                 244
activities

Capital expenditure                                  -                                 (112)


Taxation (paid)/received                           (12)                                  3


Disposal of investments                             171                                 262


Net interest paid                                  (75)                                (84)


Net cash outflow of discontinued                     -                                 (78)
activities
Increase in cash (before equity                     240                                 235
dividends)

Equity Dividend                                      -                                 (31)
Increase in  total cash (after                      240                                 204
equity dividends)



The operating cash flow from continuing activities was GBP156m, GBP88m lower than the prior year after excluding the cash generated by Bruce Power (see note 28 of the financial statements). Included in the period cash flows are capital investment expenditure amounts totalling GBP92m that are expensed as part of materials and services costs. Of this, an amount estimated at GBP70m may have been capitalised in the absence of the impairment review, with the balance of GBP22m being classified as refurbishment costs. In the prior year capital expenditure of GBP112m was not deducted in calculating operating cash inflow from continuing activities.



When adjusted for the capital expenditure, the taxation paid or received, the receipts from sale of investments, the net interest paid and discontinued activities, the free cash flow position was GBP240m in the period compared to GBP235m (before equity dividends paid of GBP31m) in the prior year.



Net cash outflows for interest payments reduced by GBP6m.



Net receipts from disposals of GBP171m (see note 5 of the financial statements) mainly represented the proceeds from the sale of AmerGen. In the prior year there were net receipts of GBP262m from the sale of Bruce Power.



Capital Resources



At 31 March 2004, total debt of GBP883m comprised:



A project finance loan of GBP475m secured on the assets of Eggborough Power Limited (EPL), a subsidiary company that operates the Eggborough coal-fired power station. At 31 March 2004 the effect of the Group's interest rate contracts is to classify the borrowings as fixed rate. Amounts owed by EPL are not guaranteed by British Energy but British Energy guarantees the payment of amounts by British Energy Power and Energy Trading Limited (BEPET) to EPL under the Capacity and Tolling Agreement (CTA) between BEPET and EPL. The contractual amounts payable by BEPET under the CTA are calculated so as to cover EPL's borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final installment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see note 1 to the financial statements.



An aggregate principal amount of GBP408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of GBP110m matured in March 2003 but payment has been stoodstill as part of the arrangements in the Proposed Restructuring.



There were no drawings under the Government Facility at 31 March 2004 and 31 May 2004 and the conditions applying to the facility are more fully discussed in note 1 to the financial statements.



Net debt decreased in the year by GBP240m to GBP310m. This was mainly as a result of the proceeds from the sale of AmerGen , cash flow benefits from the revised BNFL back end arrangement and improved cash management procedures.



Future Liquidity and Collateral



At 31 March 2004 and 31 May 2004 the Company had cash and liquid resources, including amounts posted as collateral, amounting to GBP573m and GBP507m respectively, of which GBP297m and GBP304m were deposited as collateral in support of trading activities.



The Group's main source of liquidity is its operating businesses. Cash generation by the operating businesses is dependent upon the reliability of the Company's power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure (expensed in the profit and loss account since 1 April 2003) and maintenance requirements.



The Group lost its investment grade rating in September 2002. British Energy intends to seek a new credit rating prior to the issuance of new bonds as part of the Proposed Restructuring. The loss of investment grade rating has meant that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on cash flows.



The Government Facility will mature on the earliest of (1) 30 September 2004,
(2) the date on which the Proposed Restructuring becomes effective and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a Commission decision or an obligation under EU law.



The Company faced short-term pressures on liquidity during the third quarter resulting from the combined effect of seasonality, the major unplanned outage at Heysham 1 and the increased levels of collateral and costs of unplanned outages brought about by the increased level of volatility in electricity prices. During the period collateral peaked at GBP355m, in January 2004.



The Company's strategy for securing part of its income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile.



The Board remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group. The Company is taking steps with a view to improving this situation. The receipt of the proceeds from the disposal of AmerGen significantly increased the Group's financial flexibility. The Group is continuing to explore initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring.



The Proposed Restructuring and, therefore, the working capital available to the Group, remain subject to a large number of significant uncertainties and important conditions. These include settling certain documents with creditors, approval of the Scottish Courts, listing of the new shares and new bonds and receipt by the Secretary of State of notification of a satisfactory decision by the Commission that, insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. The Secretary
of State now expects to receive this notification during this autumn.   The
Proposed Restructuring is also conditional on there being no material adverse change affecting the Group as a whole or Eggborough Power Limited and no material adverse effect on the value of the creditor's entitlements under the Proposed Restructuring. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required. Also, for listing purposes, the restructured Group will need to have sufficient working capital for its present requirements from listing of the new shares and new bonds. Some uncertainties which may affect the Group's cash flow position, performance or outlook are described in the Review of Operating Performance and Financial Review.



If the conditions to the Proposed Restructuring are not fulfilled, or if the Company's cash generating initiatives are not achieved, in each case, within the time scales envisaged or required, or if there is a material deterioration in the Group's cash flow position, performance or outlook, or if the Government Facility ceases to be available or if the restructuring and standstill arrangements which the Group has entered into with certain of its creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders. Further details on the Proposed Restructuring are contained in note 1 to the financial statements.



Post Balance Sheet Events



On 25 May 2004 the Group received the sum of C$10m in respect of the restart of Unit 3 of the Bruce power station as disclosed in note 34 to the financial statements.



Contingent Liabilities



On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.



The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of net revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further. In accordance with accounting standards, no provision has been made in the financial statements at 31 March 2004.



The principal tax claim relates to the treatment of expenditure at the Bruce plant during the period of the Company's ownership that is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has not been recognised in the financial statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the claim and expects to defend it if it is pursued further. On the basis of advice received, the Company is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.



Under the Bruce Power sale agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.



As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen's balance sheet dated 21 December 2003, British Energy may be required to make a payment to Exelon of up to US$13.7m. British Energy served a Dispute Notice on Exelon on 4 June 2004 to preserve its rights to commence litigation. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.



Further contingent liabilities of the Group are described in note 32 to the financial statements for the period.



Dividend Policy



The Board intends to distribute to shareholders as much of the Company's available cash flow as prudently possible, but not prior to the completion of restructuring, and not until the operational requirements of the business permit. In addition, under the terms of the Proposed Restructuring, there are certain restrictions on the Board's ability to pay dividends, including:



British Energy is required to fund a cash reserve out of the Company's post-debt service cash flow in order to support the Group's collateral and liquidity requirements post-restructuring. The initial target amount for the cash reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m (Target Amount). It is expected that, when the Proposed Restructuring is completed, the level of the cash reserves will be below the Target Amount and therefore there will be no distributions to shareholders until such times as the cash reserve is at the required level. As a result of the requirements to fund the cash reserves, the Board is not paying a dividend in respect of the financial year ended 31 March 2004 and does not expect to pay a dividend in respect of the financial years ending 31 March 2005 and 2006;



the terms of the Nuclear Liabilities Agreements to be entered into as part of the Proposed Restructuring also require that once the cash reserve is funded to the Target Amount, British Energy must make Cash Sweep Payments to the Nuclear Liabilities Fund (NLF). The NLF Cash Sweep Payment is initially defined as 65% of the movement in cash, cash equivalents and other liquid assets during the year after adjusting for, among other things, certain payments made to the NLF or dividends paid in the year. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders;



the terms of the new bonds to be issued as part of the Proposed Restructuring contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred; and



the Company must have distributable reserves.



Mike Alexander

Chief Executive



Independent Auditors' Report



The Independent Auditors' Report on the financial statements for the year ended 31 March 2004 was not qualified, but contained an explanatory paragraph in respect of a fundamental uncertainty as follows:



"In forming our opinion, we have considered the adequacy of the disclosures made in note 1 concerning the preparation of the financial statements on the going concern basis. The validity of this depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the time scales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group's cash flow position, performance or outlook. In view of the significance of the uncertainties concerning these matters, we consider that it should be drawn to your attention but our opinion is not qualified in this respect."




17 June 2004





                               BRITISH ENERGY PLC



RESULTS FOR THE YEAR ENDED 31 MARCH 2004





GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2004


                                                                          Notes          2004             2003
                                                                                         GBPm              GBPm

Turnover:
Group and share of discontinued joint venture turnover                                  1,660            2,074
Exceptional income                                                          3               -               41
Group and share of discontinued joint venture turnover including
exceptional income                                                                      1,660            2,115
Less: share of turnover in discontinued joint venture                       3           (144)            (212)

Continuing activities                                                       3           1,516            1,528
Discontinued activities                                                     3               -              375
Group turnover                                                              3           1,516            1,903

Operating costs before exceptional items                                    4         (1,459)          (1,758)
Exceptional operating items                                                 4             283          (3,947)
Operating costs after exceptional items                                     4         (1,176)          (5,705)


Group operating profit/(loss):
Continuing activities                                                                     340          (3,899)
Discontinued activities                                                                     -               97
Group operating profit/(loss)                                                             340          (3,802)
Share of operating profit of discontinued joint venture                                    21               43
Operating profit/(loss): Group and share of discontinued joint venture                    361          (3,759)
Exceptional gain/(loss) on sale of joint venture and businesses             5              47             (35)
Financing (charges)/credits:
Revalorisation charges                                                      8           (185)            (205)
Net interest                                                                8            (64)             (72)
Exceptional revalorisation credits/(charges)                                8              68            (159)
Exceptional financing credits/(charges)                                     8               5             (62)
Profit/(loss) on ordinary activities before taxation                        3             232          (4,292)
Taxation on profit/(loss) on ordinary activities                            9               2              378
Share of taxation for discontinued joint venture                            9               -             (10)
Profit/(loss) on ordinary activities after taxation                                       234          (3,924)
Minority interest                                                                           -             (17)
Profit/(loss) for the year attributable to shareholders                    26             234          (3,941)

Earnings/(deficit) per share (p):
Basic                                                                      11            38.9          (654.7)





BALANCE SHEETS AS AT 31 MARCH 2004
                                                                       Group                     Company
                                                 Notes           2004         2003          2004         2003
                                                                 GBPm         GBPm          GBPm         GBPm

Fixed Assets
Tangible assets                                    12             931          686             -            -
Interest in joint venture:
- share of gross assets                                             -          477             -            -
- share of gross liabilities                                        -        (406)             -            -
                                                   13               -           71             -            -
Other investments                                  13               6            6            10           14
                                                                  937          763            10           14
Current assets
Decommissioning fund                               14             440          334             -            -
Stocks                                             15             350          360             -            -
Debtors                                            16             374          387            11           85
Investments - liquid funds                         30             311          246           249          210
Cash at bank                                       30             262           87           256           83
                                                                1,737        1,414           516          378
Creditors: amounts falling due within one year
- borrowings                                       18           (197)        (152)         (110)        (110)
- other                                            17         (1,250)      (1,033)       (4,496)      (3,742)
                                                              (1,447)      (1,185)       (4,606)      (3,852)

Net current assets/(liabilities)                                  290          229       (4,090)      (3,474)

Total assets less current liabilities                           1,227          992       (4,080)      (3,460)

Creditors: amounts falling due after more than
one year
- borrowings                                       18           (686)        (731)         (298)        (298)
- other                                            17         (1,893)      (1,909)             -            -
Provisions for liabilities and charges             20         (1,812)      (1,735)           (5)          (9)
Net liabilities                                    3          (3,164)      (3,383)       (4,383)      (3,767)

Capital and reserves
Called up equity share capital                     25             277          277           277          277
Share premium                                                      76           76            76           76
Capital redemption reserve                                        350          350           350          350
Profit and loss account                            26         (3,960)      (4,179)       (5,179)      (4,563)
Equity shareholders' funds                         27         (3,257)      (3,476)       (4,476)      (3,860)

Non-equity shareholders' interests                 25              93           93            93           93

                                                              (3,164)      (3,383)       (4,383)      (3,767)



The accompanying notes are an integral part of the financial statements.



The financial statements were approved by the Board of Directors on 17 June 2004 and signed on its behalf by:


Adrian Montague CBE                                   Martin Gatto
Chairman                                              Interim Finance Director







GROUP CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2004





                                                                            Notes          2004           2003
                                                                                           GBPm           GBPm

Net cash inflow from operating activities                                     28            156            336

Interest paid                                                                              (85)           (91)
Interest received                                                                            10              9
Dividends paid on non-equity shares                                                           -            (2)
Returns on investments and servicing of finance                                            (75)           (84)

Taxation (paid)/received                                                      9            (12)              3


Capital expenditure and financial investment                                                  -          (282)

Acquisitions and disposals
Receipts from sales of investments                                            5             171            262


Equity dividends paid                                                                         -           (31)

Net cash inflow before use of liquid resources and financing                                240            204

Increase in term deposits/bank balances                                                    (65)           (37)
Management of liquid resources                                                30           (65)           (37)

Minority funding of Bruce Power                                                               -             12
Repayment of amounts borrowed net of new loans                                                -           (92)
Financing                                                                                     -           (80)

Increase in cash                                                              30            175             87





STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 MARCH 2004


                                                                              Notes         2004           2003
                                                                                            GBPm           GBPm

Profit/(loss) for the financial year                                                         234        (3,941)
Translation differences on foreign currency net investments                    27           (15)           (25)

Total recognised gains/(losses) since last annual report                                     219        (3,966)



The accompanying notes form an integral part of the financial statements.



NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2004



1.             BASIS OF PREPARATION



(i)                  Introduction



The Group accounts are a consolidation of the financial statements of the Company and all its subsidiary undertakings, and are drawn up on a non-restructured basis, i.e. on the basis of contracts and agreements in place at 31 March 2004. In the following discussion British Energy plc is referred to as 'British Energy' or 'the Company' and 'the Group' refers to the Company and its subsidiary undertakings.



On 14 February 2003, the Group disposed of its stake in Bruce Power Limited Patnership ('Bruce Power') and Huron Wind Limited Partnership ('Huron Wind'), therefore, their results up to the point of disposal have been classified as discontinued activities within prior reporting periods. On 22 December 2003, the Group disposed of its 50% interest in AmerGen Energy Company LLC (' AmerGen'), therefore, its results up to the point of disposal have been classified as discontinued joint venture operations during the year. All other activities of the Group have been shown as continuing activities.



(ii)                Background to Proposed Restructuring



Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit facility of up to GBP410m (the 'Government Facility') to provide working capital for the Group's immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised Government Facility for up to GBP650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan. On 28 November 2002 British Energy announced that the Government Facility had been further extended until 9 March 2003. The Government Facility is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited (' EPL')) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the 'Secretary of State') provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.



On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:



(a) the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the 'Eggborough Banks'), The Royal Bank of Scotland plc ('RBS') as provider of a letter of credit to the Eggborough Banks, our significant trade creditors, Teesside Power Limited ('TPL'), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) ('Total') and Enron Capital & Trade Europe Finance LLC ('Enron') (TPL, Total (which has subsequently transferred its interest to Deutsche Bank) and Enron (which has also subsequently transferred its interest to Deutsche Bank) being collectively referred to as the 'Significant Creditors') and British Nuclear Fuels plc ('BNFL'); and



(b) the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited ('BEG'), British Energy Generation (UK) Limited ('BEGUK') and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the holders of those bonds being referred to collectively as the ' Bondholders').



On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of GBP200m, such that it would mature on the earliest of (1) 30 September 2004, (2) the date on which the proposed restructuring, outlined in (iii) below, (the 'Proposed Restructuring') becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission ('Commission') decision or an obligation under EU law (the 'Final Maturity Date'). In the meantime the Secretary of State may require repayment of the Government Facility if she concludes that the Proposed Restructuring cannot be completed in the manner or time scales envisaged.



On 1 October 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group's creditors and the Secretary of State and by 31 October 2003 had obtained the further approvals and agreements required.



The Company also agreed the proposed disposal of its 50% interest in AmerGen to Exelon Generation Company LLC ('Exelon') in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on 22 December 2003.



The Government Facility was temporarily increased to GBP275m on 27 November 2003. The additional GBP75m ceased to be available on the Group's receipt of the proceeds from the sale of AmerGen on 23 December 2003.



On 19 December 2003 Bondholders approved amendments to the trust deed constituting the bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement (as defined in (iii) below). Following formal amendment of the trust deed, a new standstill agreement has been entered into with creditors in place of the Standstill Agreement dated 14 February 2003 in accordance with the terms of the Creditor Restructuring Agreement.



We have retained a trading relationship with a high proportion of our existing contracted counterparties during the period since our announcement of 5 September 2002, although in most cases we have been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on our cash flows.



The Company faced short-term pressures on liquidity during the year resulting from the combined effect of seasonality, the unplanned outage at Heysham 1 and the increased levels of collateral and costs of unplanned outages brought about by the increased level of volatility in electricity prices. The Board is exploring initiatives to achieve sufficient liquid resources to implement the Proposed Restructuring, including investigating the availability of third party financing.



The alternative credit support currently in place has been provided by the Group under banking arrangements involving the UK Government established in connection with the Government Facility. The Group is seeking to replace these with arrangements which do not involve the UK Government before the Final Maturity Date of the Government Facility and over the longer term to reduce the demand for trading collateral.



(iii)         Terms of the Proposed Restructuring



The terms of the Proposed Restructuring are set out in:



(a) the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy's Bondholders and BNFL (as amended by a side letter entered into on 31 October 2003) (the 'Creditor Restructuring Agreement'); and



(b) the Government Restructuring Agreement dated 1 October 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited ('BEPET'), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited ('NLF')) and the trustees of the Nuclear Trust (the 'Government Restructuring Agreement').



The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied as follows:



(a) bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;



(b) the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and



(c) all of the lenders and swap providers comprising the Eggborough Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.



The principal features of the Proposed Restructuring include:



- compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for new bonds and new ordinary shares and settling new arrangements for Eggborough (the claims of the Bondholders and RBS will be exchanged pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the Creditors' Scheme). In the case of the Significant Creditors and the Eggborough Banks, claims will be exchanged pursuant to the terms of the Creditor Restructuring Agreement itself);



- the amendment and extension of the BNFL contracts for front end and back end related fuel services for the Group's AGR stations announced on 16 May 2003 and the implementation of a new trading strategy;



- establishing the NLF which will assume financial responsibility for certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and



- the Government funding liabilities relating to certain historic spent fuel and any shortfall in the NLF.



Creditor Restructuring Agreement



Conditions



Completion of the Proposed Restructuring is subject to a large number of conditions in the Creditor Restructuring Agreement including, amongst other things:



- the receipt by the Secretary of State of notification of a satisfactory decision by the Commission that insofar as the proposals involve the grant of State Aid by the UK Government, such as aid is compatible with the common market. The Secretary of State expects to receive this notification this autumn;



-         there being no material adverse change (see below);



-         the Government Restructuring Agreement becoming unconditional;



-         agreement of presently unsettled documents with creditors;



-         the approval of the Scottish Court; and



-         the listing of the new shares and bonds.



For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the new bonds, the new ordinary shares (to be issued as part of the Proposed Restructuring), the CTA global bond to be held by EPL to fund the GBP150m of new bond-equivalent payments under the new Eggborough arrangements (the 'CTA Global Bond') or the new Eggborough arrangements.



Creditor allocations



Under the terms of the Creditor Restructuring Agreement the creditors have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for GBP275m of new bonds and at least 97.5% of the issued ordinary shares of the new parent company of the Group ('Newco 1').



In addition, the Eggborough Banks, as creditors with security over the assets of and shares in EPL, have agreed (subject to certain conditions) to replace their existing secured claims with a right to payments under an Amended and Restated Credit Agreement (the 'Amended Credit Agreement') having a payment profile equivalent to GBP150m of new bonds secured over the assets of and shares in EPL. The Eggborough Banks will also have an option to acquire the Eggborough station either through a share or asset purchase in 2010 upon payment of an approximate GBP104m break fee and the extinguishment of the principal then outstanding under the Amended Credit Agreement. This option may be accelerated in the event of a default under the Amended Credit Agreement. The security over the assets of and shares in EPL under the Amended Credit Agreement will secure both the GBP150m bond-equivalent payments and, through an indemnity for non-performance, the option acceleration.



Standstill arrangements



The Creditor Restructuring Agreement and ancillary agreements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the 'Consenting Bondholders') and BNFL (together the 'Consenting Creditors') from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the standstill (the 'Standstill Period') until the earliest of:



(a) 12 noon on the earlier of 31 January 2005 and the date falling 120 days after the satisfaction of the initial conditions to the Proposed Restructuring (the 'Restructuring Longstop Date');



(b) termination of the Creditor Restructuring Agreement or the standstill arrangements in accordance with their terms; or



(c)           the completion of the Proposed Restructuring.



Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Government Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate and vice versa.



Under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders are to be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid to Bondholders and the Eggborough Banks in accordance with existing arrangements. The terms of the bonds were amended in March 2003 for interest to be paid on a six monthly rather than an annual basis. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.



The Creditor Restructuring Agreement also contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed it, including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge.



Mechanics for implementation and shareholder allocation



The Proposed Restructuring will involve establishing Newco 1 as the new parent company of the Group and a directly wholly owned subsidiary of Newco 1 as an intermediate holding company ('Newco 2').



The Company proposes to cancel its existing ordinary shares of 4428/43 pence each and A shares of 60 pence each under a scheme of arrangement with its shareholders (the 'Members' Scheme'), and issue to shareholders: (i) new ordinary shares in Newco 1 equal to 2.5% of the issued share capital of Newco 1 immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of Newco 1 (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled 'Government Restructuring Agreement' below)) immediately following implementation of the Proposed Restructuring. The subscription price under the warrants is GBP28.95m in aggregate, equivalent to an equity market capitalisation of the Group of GBP550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders.



If the Members' Scheme is not approved by the requisite majority of shareholders or for any other reason the Members' Scheme is not implemented, the Company will dispose of all its business and assets to Newco 2. If the disposal is approved by the shareholders in general meeting, shareholders will receive only the warrants. If neither proposal is approved by shareholders, they will receive no shares or warrants.



Government Restructuring Agreement



The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the Group and, in certain cases, the NLF, which affect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the Group are to be funded and the agreements relating to the funding of certain of the contracted nuclear liabilities of the Group (the 'Nuclear Liabilities Agreements'). It also affects some further amendments to the Government Facility. As noted above the Government Facility will terminate (unless previously extended) on the Final Maturity Date.



Conditions



Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, among other things:



- the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Longstop Date;



- the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including Newco 1 and Newco
2) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);



-         there being no continuing event of default under the Government
Facility;



- receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule 2.18 of the UKLA Listing Rules without qualification (whether or not Newco 1 is to be listed on the Official List of the UKLA);



- the representations and warranties given by the members of the Group being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and



- there being no breach of any undertaking given by any member of the Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.



If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Longstop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement) occurs at any time before the order sanctioning the Creditors' Scheme is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.



Nuclear Liabilities Agreements



Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement, the NLF will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and the costs of decommissioning the Group's nuclear power stations, and the Secretary of State will assume financial responsibility for certain of the Group's contracted nuclear liabilities and any shortfall in the NLF. In consideration for this assumption of financial responsibility, Newco 2 will issue GBP275m in new bonds to the NLF. In addition, members of the Group will make the following payments to the NLF; (i) fixed decommissioning contributions of GBP20m per annum (indexed to RPI and tapering as stations are currently scheduled to close); (ii) GBP150,000 (indexed to RPI) for every tonne of fuel loaded into the Sizewell B reactor after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group's adjusted cash flow (initially 65% (subject to adjustment) but not to exceed 65%) (the 'NLF Cash Sweep Payment').



The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in Newco 1 equal to the same percentage of the thereby enlarged issued share capital. Although the NLF will receive convertible ordinary shares equal to the then prevailing NLF Cash Sweep Payment percentage (again subject to a maximum of 65%) the terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares to a maximum of 29.9% of the voting rights in the Company. The convertible ordinary shares may be converted into ordinary shares with no such restrictions on voting rights at the election of the NLF and will be converted automatically on their transfer by the NLF to a third party.



In addition, under the Nuclear Liabilities Agreements, British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the 'Cash Reserve'). The initial target amount for the Cash Reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m.



(iv)                Principles Underlying Going Concern Assumption



The financial statements have been prepared on a going concern basis in accordance with FRS18, because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the time scales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group's cash flow position, performance or outlook. This assumption is, therefore, subject to a large number of significant uncertainties and important conditions.



If for any reason British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long-term liabilities as current assets and liabilities.



2.                ACCOUNTING POLICIES



(i)               Basis of Accounting



The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards, except for the departures noted below.



Commodity trading contracts, where there is no associated physical delivery, are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note 2 (xix).



The income recognised by the Group in respect of the long-term rate of return of the decommissioning fund is unrealised and its recognition is a departure from one of the accounting principles set out in Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note 2 (xvii).



The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.



In accordance with FRS18 the Directors have reviewed the Group's accounting policies and confirm that they continue to be the most appropriate. A number of the policies require the Group to use a variety of estimation techniques. Significant factors considered when assessing the carrying value of assets include future electricity prices, expected annual output, expected station operating costs, remaining station lives and discount rates. Estimates of output, costs and timing of associated cash flows as well as the expected regulatory framework are key factors used to apply the stated policies for long-term nuclear liabilities and decommissioning as discussed further in note 2
(xvi) below.



The effect of the Proposed Restructuring of the Company, as noted above, will be significant and will result in, among other matters, the reassessment of estimates and assumptions which have been used to prepare these financial statements. In particular, the calculation of the carrying value of the nuclear stations will be reassessed on the basis of the new contracts with BNFL, the contribution of 65% of cash flow to the Nuclear Liabilities Fund and the likely review of the risk discount rate applied to the future cash flows.



(ii)                Basis of Consolidation



The Group financial statements consolidate the financial statements of British Energy and all its subsidiary undertakings. Inter-company profits, transactions and balances are eliminated on consolidation.



(iii)              Turnover



Turnover represents sales of electricity, net of electricity purchases, and sales of other related goods. Turnover is shown net of value added tax and climate change levy.



Wholesale generation and direct supply sales are recognised on an accruals basis with reference to meter readings or where required based on management's best estimate of electricity supplied.



Included within turnover is the mark to market of net unrealised gains and losses made from trades recorded within the proprietary trading book. Refer to note (xix) for details of accounting treatment of proprietary trading.



(iv)                Fuel Costs - Nuclear Front End



Advanced Gas-cooled Reactors (AGR)



Front end fuel costs consist of the costs of procurement of uranium, conversion and enrichment services and fuel element fabrication. Fabrication costs comprise fixed and variable elements. The fixed element is charged to the profit and loss account as incurred and the variable element, other than for unburnt fuel at shutdown, is charged to the profit and loss account in proportion to the amount of fuel burnt.



Pressurised Water Reactor (PWR)



All front end fuel costs are variable and, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.



Bruce Power



Front end fuel costs are recognised when fuel is loaded into the reactor. The reactors are continually reloaded and as such this method closely reflects fuel burnt. British Energy disposed of its interest in Bruce Power on 14 February 2003.



(v)                  Fuel Costs - Nuclear Back End



AGR



Spent fuel extracted from the reactors is sent for reprocessing and/or long-term storage and eventual disposal of resulting waste products. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value in respect of both the amount of irradiated fuel burnt during the year and an appropriate proportion of unburnt fuel which will remain in the reactors at the end of their lives. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.



PWR



Back end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.



Bruce Power



Under the terms of the Bruce Power lease the responsibility for spent fuel, waste and decommissioning remains with Ontario Power Generation Inc. British Energy disposed of its interest in Bruce Power on 14 February 2003.



(vi)               Unburnt Fuel at Shutdown



Due to the nature of the nuclear fuel process there will be some unburnt fuel in the reactors at station closure. The front end and back end costs of this fuel are charged to the profit and loss account over the estimated useful life of each nuclear station on a straight line basis.



(vii)              Fuel Costs - Coal



Fuel costs for coal are determined on a weighted average cost basis.



(viii)             Energy Supply Costs



Annual commitments payable under Renewable Obligation Certificates are reflected in the profit and loss account based on the volume of direct supply sales. Acquired certificates are recognised as assets on purchase and are offset against related obligation payments.



(ix)               Research and Development



Research and development expenditure is charged to the profit and loss account as incurred.



(x)                Pensions and Other Post-retirement Benefits



The Group continues to provide for UK pension costs in accordance with SSAP24. Contributions to the Group's defined benefit pension schemes are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. The capital cost of ex-gratia and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in schemes, in the accounting period in which they are granted. Differences between the amounts funded and the amounts charged to the profit and loss account are included in the balance sheet.



In Canada, the charges for pensions and other post retirement benefits were determined annually by actuaries on the basis of management estimates. These costs consisted of current service costs, interest and adjustments arising from plan amendments, changes in assumptions, and experience gains or losses, which were amortised on a straight line basis over the expected average remaining service lives of the employees covered by the plan. Costs were recorded in the year in which employees rendered services. British Energy disposed of its interests in Canada on 14 February 2003.



(xi)               Foreign Currencies



Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are retranslated into Sterling at the rate of exchange ruling at the date of the balance sheet or at the contracted rate if applicable. All differences are taken to the profit and loss account.



For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at closing exchange rates.
Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year up until the date of disposal. Differences on foreign exchange arising from the retranslation of the opening net investment in, and results of, subsidiary and associated undertakings and joint ventures are taken to reserves. Where appropriate, these are matched with differences arising on the translation of related foreign currency borrowings and are reported in the statement of total recognised gains and losses.



(xii)              Tangible Fixed Assets and Depreciation, Including
Decommissioning Costs



Fixed assets comprise assets acquired or constructed by the Group. During the year ended 31 March 2004 all capital expenditure investment that would previously have been capitalised as fixed assets was expensed as operating costs following the fixed asset impairment review carried out in the year ended 31 March 2003. This arises because it is not possible to demonstrate that this expenditure enhanced the value of the Company's fixed assets after taking account of the impairment review.



Fixed assets (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Assets in the course of construction are stated at cost and not depreciated until brought into commission.



The carrying values of fixed assets are reviewed for impairment where there has been a trigger event by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows is based on the Directors' best estimates of future prices, output and costs and is therefore subjective.



The charge for depreciation of fixed assets is based on the straight line method so as to write-off the costs of assets, after taking into account provisions for diminution in value, over their estimated useful lives.



The asset lives adopted are subject to regular review and for the year ended 31 March 2004 were:


AGR power stations                                        25-35 years
PWR power stations                                        40 years
Bruce power station assets                                18 years
Coal power station                                        12 years
Other buildings                                           40 years
Other plant and equipment                                 5 years



The estimated costs for decommissioning the Group's nuclear power stations are capitalised as part of the cost of construction and are depreciated over the same lives as the stations. These estimated costs are discounted having regard to the time scale whereby work will take place over many years after station closure. The estimated costs include the demolition and site clearance of the stations' radioactive facilities and the management of waste.



(xiii)           Fixed Asset Investments



Investments in subsidiaries are initially recorded at the nominal value of shares allotted. Fixed asset investments are stated at cost less amortisation or provisions for diminution in value. The Group's interest in its joint ventures is stated at cost plus the Group's share of retained earnings up until the date of disposal. The carrying value of all fixed asset investments is regularly assessed for permanent impairment and provision made, if appropriate.



Own shares purchased in respect of the Employee Share Option and ShareSave Option Schemes are held at cost less charges to write down the shares to the option exercise prices over the minimum lives of the options. The carrying value of all own share investments is regularly assessed for permanent impairment and provision made if appropriate. The Group has taken advantage of the exemption relating to Inland Revenue approved schemes under UITF17 in respect of Save As You Earn Share Schemes.



(xiv) Stocks of Fuel, Stores and Spares



Stocks of fuel, stores and spares are valued at the lower of cost and net realisable value. The nuclear fuel stock is reduced by the provision for unburnt fuel at shutdown (note 2 (vi)). Strategic spares are amortised over the life of the asset to which they relate.



(xv)               Deferred Taxation



Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date. The full amount of the provision is discounted using a discount rate similar to the current post tax rates of return on UK treasury gilts. Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.





(xvi)             Nuclear Liabilities



Nuclear liabilities represent provision for the Group's liabilities in respect of the costs of waste management of spent fuel and nuclear decommissioning. The provisions represent the Directors' best estimates of the costs expected to be incurred. They are calculated based on the latest technical evaluation of the processes and methods likely to be used, and reflect current engineering knowledge. The provisions are based on such commercial agreements as are currently in place, and reflect the Directors' understanding of the current Government policy and regulatory framework. The Directors carry out an in-depth review of the adequacy of amounts provided on a five-yearly basis, and also review the amounts provided for significant change during the intervening years. Given that Government policy and the regulatory framework on which our assumptions have been based may be expected to develop and that the Directors' plans will be influenced by improvements in technology and experience gained from decommissioning activities, liabilities and the resulting provisions are likely to be adjusted.



In matching the costs of generating electricity against the income from sales, accruals are made in respect of the following:



a)            Fuel costs - back end

The treatment of back end fuel costs in the profit and loss account has been dealt with in notes 2(v) and (vi). These accruals cover reprocessing and storage of spent nuclear fuel and the long-term storage, treatment and eventual disposal of nuclear waste. They are based, as appropriate, on contractual arrangements or the latest technical assessments of the processes and methods likely to be used to deal with these obligations under the current regulatory regime. Where accruals are based on contractual arrangements they are included within creditors. Other accruals are based on long-term cost forecasts which are reviewed regularly and adjusted where necessary, and are included within provisions.



b)                Decommissioning of nuclear power stations

The financial statements include provision for the full cost of decommissioning the Group's nuclear power stations. Provision is made on the basis of the latest technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The provision established at the commencement of a power station's operating life is capitalised as part of the costs of the station and depreciated over the station life.



Accruals and provisions for back end fuel costs and decommissioning are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3% per annum to take account of the timing of payments. Each year the financing charges in the profit and loss account include the revalorisation of liabilities required to discharge one year's discount from provisions made in prior years and restate these provisions to current price levels.



(xvii)           Decommissioning Funds



The Group makes contributions into an independently administered fund to cover all costs of decommissioning nuclear power stations, except de-fuelling costs. The Group's annual contributions to the fund are assessed by qualified actuaries, taking into account the amount and timing and expected decommissioning costs and the periods until station closures. The value of the asset in the balance sheet represents the contributions made by the Group, together with an estimated actuarially determined long-term rate of return on the fund. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account and disclosed as part of revalorisation.



The revalorisation of the decommissioning fund, which has been taken through the profit and loss account, is not a realised profit for the purposes of the Companies Act 1985 because the income is unrealised until the Group receives the related cash from the fund to reimburse decommissioning expenditure. The inclusion of this profit in the profit and loss account is a departure from the requirements of the Companies Act 1985. Revalorisation of the accrued decommissioning provision is charged to the profit and loss account each year and accordingly, in the opinion of the Directors, it is necessary to include the estimated annual long-term rate of return of the fund in the Group's profit and loss account in order for the financial statements to give a true and fair view. In the event that the net realisable value as indicated by the market value of the fund is lower than the value determined under the accounting policy set out above, the lower value is included in the Group accounts.



The effect of the departure for the UK fund is to increase the profit before tax by GBP74m (2003: increase the loss before tax by GBP82m) and to reduce the reported loss before exceptional items for the year by GBP28m (2003: GBP29m). There is no impact on the net assets at 31 March 2004 and 31 March 2003 as the fund has been restated at market value. There are no tax consequences of this departure.



A similar decommissioning fund existed in the United States for AmerGen that was accounted for on a consistant basis as outlined above for the UK fund. Up until the date of sale the effect of the departure for the AmerGen Fund was to increase the profit before tax by GBP36m (2003: increase the loss before tax by GBP28m) and to reduce the reported loss before exceptional items for the year ended 31 March 2004 by GBP14m (2003: GBP20m). There was no impact on net assets as the AmerGen Fund had been restated at market value.



(xviii)         Liquid Funds



Cash which is placed on term deposits which mature more than one day after the end of the financial year or invested in commercial paper, is classified under current asset investments in the balance sheet and the movement in liquid funds is disclosed under management of liquid resources in the cash flow statement.



(xix)            Financial Instruments and Derivatives



Debt instruments



All borrowings are stated at cost with issue costs being charged to the profit and loss account on purchase. The interest payable on debt is charged to the profit and loss account over the life of the borrowing. Premiums and discounts arising on early repayment of borrowings are recognised in the profit and loss account as incurred and received.



Commodity contracts



Where there is physical delivery associated with power and coal commodity contracts they are accounted for on an accruals basis following delivery of the commodity. Amounts payable or receivable in respect of these contracts are recorded within trade creditors and debtors respectively and recognised as turnover.



Where there is no physical delivery associated with these contracts, they are recorded at fair value on the balance sheet. Where the instrument is for proprietary trading purposes, the change in fair value is reflected through the profit and loss account as part of turnover - wholesale generation. This is not in accordance with the general provisions of Schedule 4 of the Companies Act 1985, which requires that these contracts are stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that this departure is necessary in order that the financial statements give a true and fair view of the results of the Group's trading activities, in accordance with Section 226(5) of the Companies Act 1985. The effect of the departure on the financial statements is to increase the profit for the year by GBP12m (2003: reduce the loss for the year by GBP9m) and reduce the net liabilities at 31 March 2004 by GBP21m (2003: GBP9m).



Futures and power options



Power futures and options are undertaken for hedging and proprietary trading purposes. Initial margins paid on entering power exchange contracts are recorded on the balance sheet within restricted cash in 'Investments - liquid funds' throughout the term of the contract. Where the instrument is a hedge, the daily margin calls are initially reflected on the balance sheet and subsequently reflected through the profit and loss account to match the recognition of the hedged item.



Interest rate swaps



Interest rate swaps are used to manage debt interest rate exposure. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to the net interest charge over the term of the contracts. Where derivatives used to manage interest rate risk or to hedge other anticipated cash flows are terminated before the underlying debt matures, the resulting gain or loss is deferred on the balance sheet and amortised to the profit and loss account to match the timing and accounting treatment of the underlying debt. If the debt is subsequently terminated any unamortised deferred gain or loss is recognised immediately in the profit and loss account. Where interest rate swaps are no longer considered effective hedging instruments, any cumulative losses relating to the fair value of the derivatives are taken to the profit and loss account in accordance with FRS 12.



Options



The Group used currency options to manage exposure on its disposal of overseas assets. Premiums received and paid on the contracts are included in the net sale proceeds in 'Exceptional gain/(loss) on sale of joint venture and businesses'.



Premiums received and paid on wholesale generation contracts are amortised over the period of the contracts and are included within turnover.



(xx)              Goodwill



Goodwill arising on acquisitions represents the excess of the fair value of the consideration at acquisition compared to the fair value of the identifiable net assets acquired. Goodwill is capitalised as an intangible asset on the balance sheet and amortised on a straight line basis over its estimated useful life.



(xxi)            Joint Venture



The Group's share of the results of the joint venture is included in the consolidated financial statements based on the latest audited accounts of the joint venture, except where the accounting reference date is not co-terminous with the parent company, in which case management accounts are used and adjusted to comply with British Energy accounting policies.



On 22 December 2003 the Group disposed of its interest in AmerGen.



(xxii)          Operating Leases



The Group entered into an operating lease with Ontario Power Generation Inc
(OPG) to lease the Bruce Power nuclear plant in Ontario, Canada until 2018. Under the terms of the agreement a significant initial payment was made. This consideration plus related transaction costs attributed to the operating lease prepayment, was amortised on a straight line basis over the expected period of the lease. Other costs of the Bruce Power lease were charged to the profit and loss account in accordance with the rental schedule which is included in the lease agreement. The Group disposed of its investments in Bruce Power and Huron Wind on 14 February 2003. The results of Bruce Power are classified as a discontinued activity for the purpose of this report.



Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.



3.                TURNOVER, PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAX AND
NET LIABILITIES



The Group's activities consist principally of the generation and sale of electricity.



The geographical analysis of output, turnover, profit/(loss) on ordinary activities before tax and net liabilities is noted below.



(i)                  Output and Turnover
                                                                                       2004             2003
                                                                                        TWh              TWh

Output
- United Kingdom                                                                       72.6             69.5
- Canada                                                                                  -             19.2
                                                                                       72.6             88.7

                                                                                       GBPm             GBPm
Group Turnover
Continuing activities
United Kingdom
- Wholesale generation sales                                                            703              852
- Direct supply sales                                                                   782              603
- Turnover from continuing activities excluding exceptional income and
miscellaneous income                                                                  1,485            1,455
- Miscellaneous income                                                                   31               32
- Exceptional income                                                                      -               41
Turnover from continuing activities                                                   1,516            1,528

Discontinued activities
Canada                                                                                    -              375
Total turnover                                                                        1,516            1,903

Share of turnover in discontinued joint venture                                         144              212



In the year ended 31 March 2003 the Group agreed revised terms for the Nuclear Energy Agreement (NEA) with Scottish Power and Scottish and Southern Energy which resulted in the release of GBP41m in respect of cash previously received, and was reported as an exceptional item in the results for the year ended 31 March 2003.



Turnover from discontinued activities in Canada in 2003 represented the sales by Bruce Power which was sold on 14 February 2003.



The turnover, operating profits and net assets of the Group's joint venture, AmerGen, relate entirely to activities in the United States of America. On 22 December 2003 the Group disposed of its interest in AmerGen.





(ii)                Profit/(Loss) on Ordinary Activities  Before Taxation



A geographical analysis of profit/(loss) on ordinary activities before taxation is as follows:


                                                                                       2004              2003
                                                                                       GBPm               GBPm

United Kingdom                                                                          187            (4,388)
Canada - discontinued                                                                     -                 97
                                                                                        187            (4,291)
Share of discontinued joint venture - United States                                      45                (1)
                                                                                        232            (4,292)




(iii)              Net Liabilities



A geographical analysis of the Group's net liabilities as at 31 March is as follows:


                                                                                       2004               2003
                                                                                       GBPm               GBPm
United Kingdom                                                                      (3,164)            (3,454)
United States                                                                             -                 71
                                                                                    (3,164)            (3,383)



 4.                OPERATING COSTS


                                                                                        2004              2003
                                                                                        GBPm              GBPm
Continuing activities
- Fuel                                                                                   413               371
- Materials and services                                                                 512               425
- Staff costs (note 6)                                                                   224               227
- Depreciation charges                                                                    50               273
                                                                                       1,199             1,296
Energy supply costs                                                                      260               184
                                                                                       1,459             1,480
Discontinued activities
- Fuel                                                                                     -                17
- Materials and services                                                                   -               143
- Staff costs (note 6)                                                                     -               111
- Depreciation charges                                                                     -                 7
                                                                                           -               278
Total operating costs                                                                  1,459             1,758

Exceptional operating items
- Materials and services                                                                  25                94
- Depreciation (credits)/charges                                                       (295)             3,738
- Amounts (credited)/written-off non-operational assets                                 (13)               115
                                                                                       (283)             3,947

Operating costs after exceptional items                                                1,176             5,705




                                                                                        2004              2003
                                                                                        GBPm              GBPm
Analysis of exceptional operating items
Restructuring costs                                                                       43                35
Settlement of claim                                                                     (18)                 -
Stock obsolescence                                                                         -                57
Onerous trading contracts                                                                  -                 2
Fixed asset (write-up)/write-down (note 12)                                            (295)             3,738
Investments in own shares write-down (note 13)                                             -               102
UK decommissioning fund (write-up)/write-down (note 14)                                 (13)                13
                                                                                       (283)             3,947


There were exceptional materials and services costs of GBP43m in respect of costs incurred on advisory fees and other costs associated with restructuring the Group's activities.



The Group settled long standing disputes with Siemens Power Generation Limited ('Siemens') relating to work done since 1996 by the former Parsons business. Under the terms of the settlement Siemens paid the Company approximately GBP18m. The settlement included a commitment by the Company and Siemens to develop a mutually beneficial relationship under a long-term supply agreement.



At 31 March 2004 the Directors reassessed the fixed asset carrying values, in line with the requirements of FRS11, to determine whether any revisions to fixed asset carrying values were appropriate. In carrying out such a review the Directors concluded that, pending completion of the Proposed Restructuring, it was appropriate to carry out a full review of valuations.



The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of Eggborough was based on an assessment of net realisable value. Following the review the carrying value of fixed assets was increased by GBP295m at 31 March 2004 to reflect reversal of previous impairment losses. The calculation of fixed asset carrying values at 31 March 2004 includes cash flow estimates regarding the level of increase in pension fund contributions that may be required to repair the actuarial pension fund deficit at 31 March 2004. The potential payments included in the fixed asset calculation amount to approximately GBP207m after being discounted at 15%, and are equivalent to a pension fund deficit calculated on an actuarial basis in the range of GBP330m to GBP440m. Formal triennial valuations of the BEGG and BECG pension schemes at 31 March 2004 are currently being undertaken, but the results of these valuations will not be finalised until later in 2004.



The electricity price assumptions are a very significant component of the asset value calculation. The Directors have considered market views on future prices of wholesale electricity and also the commercially available forecasts. They have considered the impact on future prices of the increases in market electricity prices which occurred in the past year, the outlook for coal and gas fuel prices, potential for changes in generation capacity in the UK, and the potential effect on the market of changes in Government policy particularly in the area of environmental legislation. In determining the price assumptions the directors have taken a cautious view of there being a significant long-term recovery in market prices. This recovery of market prices during the year has led to forecasts of future electricity prices being greater than those underpinning the value in use calculated at 31 March 2003. Greater cash inflows are therefore anticipated over the lifetime of the nuclear plants, and so an element of the prior year impairment loss has been reversed. As market prices are outside the Directors' control actual prices may differ from those forecast.



At 31 March 2004 the market value of the UK decommissioning fund had increased to GBP440m (31 March 2003: GBP334m), thereby necessitating an exceptional credit of GBP59m in the twelve months ended 31 March 2004. The GBP59m included a GBP13m exceptional credit to reverse the write-down on non-operational assets made in the year ended 31 March 2003. The remaining balance of the restatement to market value of GBP46m has been dealt with as an exceptional financing credit to reverse previously written-down revalorisation amounts. The remaining UK decommissioning fund movements relate to revalorisation of GBP28m and regular cash contributions of GBP19m.



Exceptional operating costs amounting to GBP3,947m were reported for the year ended 31 March 2003. These amounts are further explained as follows:



- charges incurred on advisory fees and other costs associated with the restructuring of the Group's activities of GBP35m in the year ended 31 March 2003;



- a charge of GBP57m in the year ended 31 March 2003 to provide for obsolete stores and spares;



- a charge of GBP2m for the year to 31 March 2003 to provide for the onerous pre-New Electricity Trading Arrangements (NETA) contracts with TPL, Total and Enron;



- exceptional depreciation charge of GBP3,738m in the year ended 31 March 2003 in respect of a write down of an impairment loss in the carrying value of fixed assets following a review of economic values and net realisable values of fixed assets;



- a write-down of GBP102m in the year ended 31 March 2003 to reflect permanent diminution in the value of own shares held in employee trusts; and



- the investments held within the UK decommissioning fund were written-down to reflect a reduction in market value, resulting in a charge for the year to 31 March 2003 of GBP13m.


                                                                                         2004           2003
                                                                                         GBPm           GBPm

Operating costs are stated after charging:
- research and development                                                                 14             15
- operating lease costs - Bruce Power                                                       -             70
- other                                                                                     1              -



It is the Group's policy to engage PricewaterhouseCoopers LLP on assignments where their expertise and experience with the Group are important, or where they win work on a competitive basis. An analysis of auditors' remuneration on a worldwide basis is provided below:


                                                                         2004                      2003
Audit services                                                 GBP000's         %          GBP000's      %

- Statutory                                                         510         9               480     16
- Audit related regulatory reporting                                258         5               215      7

Further assurance services
- Creditors' long form report                                     2,017        35                 -      -
- Reporting accountant - working capital report                   1,208        21               532     17
- Review of accounting for restructuring                          1,114        20             1,111     36

Taxation
- Tax services                                                      510         9               331     11

Other
- Other non-audit services                                           80         1               409     13
Total                                                             5,697       100             3,078    100



Statutory audit fees for British Energy plc were GBP65,000 (2003: GBP60,000).



5.             SALE OF INVESTMENTS



On 22 December 2003 the Group completed the sale of its 50% interest in AmerGen to Exelon. The Group received initial consideration of US$277m upon financial close on 22 December 2003 prior to adjustments relating to working capital levels, stocks of unspent nuclear fuel inventory, capital expenditures and low-level waste disposal costs to be determined at the time of closing. The gain on sale calculated below is a provisional estimate pending receipt of financial statements drawn up as at the date of financial close.



On 23 December  2003 the Group sold its 50% equity  interest  in  Offshore  Wind
Power Limited ('Offshore Wind') to GB Gas Holdings Limited, a wholly owned subsidiary of Centrica plc, for an up front cash consideration of GBP2m and deferred consideration of up to GBP750,000 which has not been recognised in these accounts (net book value GBPnil).



The total cash receipts in relation to the discontinued activities of Bruce Power amounted to GBP17m. The cash receipt of GBP9m received on 28 April 2003 in relation to Bruce Power was accounted for in the year ended 31 March 2003 as an adjusting post balance sheet event. The additional receipt of GBP8m received on 22 March 2004 was in relation to the re-start of the Bruce A reactor. These receipts relate to the discontinued activities of Bruce Power.



The exceptional profit arising from the disposal of joint venture and businesses and cash consideration which have been recognised in these accounts are analysed as follows:


                                                        Bruce                         Offshore
                                                        Power          AmerGen            Wind          Total
                                                         GBPm             GBPm            GBPm           GBPm

Net assets sold                                             -              112               -            112

Accounted for by:
Cash consideration net of transaction costs and
break fee                                                   8              149               2            159
Exceptional gain on sale of joint venture and
businesses                                                  8               37               2             47


Cash flows:
Cash consideration net of transaction costs
received in the year ended 31 March 2004                   17              152               2            171




6.                 EMPLOYEE INFORMATION



(i)                  Staff costs
                                                                                          2004           2003
                                                                                          GBPm            GBPm

Salaries                                                                                   208            201
Social security costs                                                                       19             17
Pension costs (note 24)                                                                      -              6
Severance charges                                                                            2             12
Amounts capitalised                                                                        (5)            (9)
Continuing activities                                                                      224            227
Discontinued activities                                                                      -            111
Total staff costs                                                                          224            338




Amounts capitalised within staff costs for the year ended 31 March 2004 are subsequently expensed as operating costs within materials and services costs following the fixed assets impairment review carried out.



(ii)                Employee numbers
                                                                                         2004            2003
                                                                                       Number          Number
Average number of employees during the year:
Continuing operations                                                                   5,165           5,103
Discontinued operations                                                                     -           2,799
Total                                                                                   5,165           7,902


Average number of full-time equivalent employees by category during the year were:
                                                                                         2004            2003
                                                                                       Number          Number

United Kingdom
  Power stations:
    - nuclear                                                                           3,612           3,579
    - coal-fired                                                                          258             247
  Engineering, technical and corporate support                                          1,257           1,228

North America - continuing operations                                                      12              28
Total continuing operations                                                             5,139           5,082

Canada - discontinued operations                                                            -           2,798
                                                                                        5,139           7,880



7.                 SUMMARY OF DIRECTORS' EMOLUMENTS


                                                                                        2004            2003
                                                                                     GBP'000         GBP'000
Total emoluments, including pension contributions
as Directors                                                                             517             585
For management services:
- salaries and other benefits                                                            940             996
- performance related bonuses                                                            405               -
- pension contributions                                                                   46              52
                                                                                       1,908           1,633
- compensation for loss of office                                                        146              98
                                                                                       2,054           1,731



Full details of the remuneration and share interests of the Directors are set out in the Remuneration Committee Report.



8.                 FINANCING CHARGES/(CREDITS)


                                                                                        2004            2003
Revalorisation:                                                                         GBPm            GBPm
Revalorisation of nuclear liabilities (note 21)
- changes in price levels                                                                 97             117
- discharge of one year's discount                                                       118             111
                                                                                         215             228
Revalorisation of other provisions                                                         -              10
Revalorisation of decommissioning fund (note 14)                                        (28)            (29)
Share of revalorisation of joint venture                                                 (2)             (4)
Revalorisation charge before exceptional items                                           185             205
Exceptional revalorisation (credit)/charge (see below)                                  (68)             159
Revalorisation charge                                                                    117             364






                                                                                        2004            2003
Interest:                                                                               GBPm            GBPm
Interest on loans repayable within five years:
- bank                                                                                    11              11
- other                                                                                   33              24
Interest on loans repayable in five years or more:
- bank                                                                                    24              38
- other                                                                                    7               8
Interest receivable                                                                     (11)             (9)
Net interest before exceptional items                                                     64              72
Exceptional (credit)/charge - interest rate swaps                                        (5)              56
Exceptional charge - borrowing costs                                                       -               6
Exceptional financing (credit)/charges                                                   (5)              62
Interest payable and similar charges                                                      59             134


At 31 March 2004 the market value of the UK decommissioning fund had increased to GBP440m (31 March 2003: GBP334m), thereby necessitating an exceptional credit of GBP59m in the twelve months ended 31 March 2004 to reverse previously written-down amounts. As a result of the UK decommissioning fund receivable being restated at market value, a GBP13m exceptional credit has been recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of GBP46m have been recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation. The market value remains below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.



The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy share of the exceptional credit was GBP22m in the year to the date of sale.



The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges amounted to GBP68m.



At 31 March 2004 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value. The exceptional credit is GBP5m for the year ended 31 March 2004.



At 31 March 2003 the market value of the UK decommissioning fund was lower than the value that would have been derived from revalorising the cost of the investment. The difference was GBP124m of which GBP111m was recognised as an exceptional financing charge with the remainder classified as write-offs of non-operational assets. At 31 March 2003 the British Energy share of the adjustment required to reduce the AmerGen decommissioning fund to market value was a charge of GBP48m.



An exceptional charge of GBP56m was recognised for the year ended 31 March 2003 for interest rate swaps, which were no longer considered to be effective. In addition an exceptional charge of GBP6m was recorded for the write-off of borrowing costs which had been previously capitalised and were being amortised over the expected duration of the loan financing the acquisition of the Eggborough power station.



9.                TAXATION


                                                                                        2004             2003
                                                                                        GBPm             GBPm

Tax on profit on ordinary activities:
Deferred taxation on ordinary activities before tax                                       -             (40)
Unwinding of discount                                                                     -               14


Credit for the year on ordinary activities (note 23)                                      -             (26)
Exceptional deferred tax credit                                                           -            (370)
Deferred tax credit for the year                                                          -            (396)
Foreign tax                                                                             (2)               18
Tax on profit on ordinary activities                                                    (2)            (378)


                                                                                       2004             2003
Share of taxation for discontinued joint venture:                                      GBPm             GBPm
Ordinary activities                                                                       -               10



There is no UK  current  tax  charge  for the year  ended 31 March  2004  (2003:
GBPnil). The tax credit of GBP2m for the year ended 31 March 2004 represents the release of an over provision of foreign tax in earlier years.



The exceptional tax credit for the year ended 31 March 2003 of GBP370m related to a deferred taxation credit on exceptional items of GBP520m offset by the de-recognition of the deferred taxation assets of GBP150m.



As set out in the Groups Cash Flow Statement, the tax paid of GBP12m in the year relates to the Group's liability for its share of AmerGen's taxable profits. In the year ended 31 March 2003 the net tax refund of GBP3m comprised tax paid of GBP10m in respect of AmerGen and Bruce Power offset by a UK tax refund of GBP13m.



A reconciliation of the effective tax rate for the current year tax credit, which solely comprises foreign tax is set out below:


                                                                                       2004            2003
                                                                                       GBPm            GBPm
Tax charge/(credit) on Group profit/(loss) at standard rate of 30%                       70         (1,288)
Deferred tax:
   Current year movement                                                                  -             396
   Impact of discounting                                                              (140)             619
   Increase in deferred tax asset not recognised                                        113             150
Total deferred tax movement pre discounting                                            (27)           1,165
(Credits)/expenses not (chargeable)/deductible for tax purposes                        (16)             140
(Gain)/loss on sale of investments not taxable                                         (13)              11
Lower tax rates on overseas earnings                                                      -             (6)
Minority interests                                                                        -             (4)
Impact of joint venture                                                                (14)               -
 Over provision for foreign tax in earlier years                                        (2)               -
Current tax (credit)/charge for year                                                    (2)              18



The share of taxation for the joint venture represents the Group's liability for its share of AmerGen's taxable profits.



10.          LOSS OF THE COMPANY



The Group's results include a loss of GBP616m (2003: loss of GBP6,058m) attributable to the Company, inclusive of a provision of GBP590m (2003: provision of GBP6,144m) made in the year for bad and doubtful inter-company debtors which is eliminated on consolidation. The Company did not have any distributable reserves at 31 March 2004 or 31 March 2003. As permitted under
Section 230 of the Companies Act 1985 the Company has not published a separate profit and loss account.



11.          EARNINGS/(DEFICIT) PER SHARE



The basic earnings/(deficit) per share for the year has been calculated by dividing the profit/(loss) on ordinary activities after taxation, minority interests and non-equity dividends by the weighted average of ordinary shares in issue during the year, based on the following information:


                                                                                         2004             2003

Profit/(loss) for the year (GBPmillion)                                                   234          (3,941)
Basic weighted average share capital (number of shares, million)                          602              602



A calculation of diluted earnings per share has not been provided because the outstanding share options do not have any dilutive potential at 31 March 2004.









12.                TANGIBLE FIXED ASSETS


                                                               Other land          Other plant
                                                 Power                and                  and
Group                                         stations          buildings             equipment         Total
                                                  GBPm               GBPm                 GBPm            GBPm

Cost
As at 1 April 2003 and 31 March 2004            10,747                 47                  434         11,228

Depreciation
As at 1 April 2003                              10,108                 24                  410         10,542
Exceptional asset write-up                       (275)                (1)                 (19)          (295)
Charge for the year                                 38                  1                   11             50
As at 31 March 2004                              9,871                 24                  402         10,297

Net book value
As at 31 March 2004                                876                 23                   32            931
As at 31 March 2003                                639                 23                   24            686



The net book value of tangible fixed assets includes the following amounts in respect of freehold land and buildings:


                                                                                       2004             2003
                                                                                       GBPm              GBPm

Cost                                                                                  2,245            2,245
Net Book Value                                                                          157              107



The Directors have reviewed the economic values and net realisable values of the Group's fixed assets and compared them to their book value. A discount rate of 15% (2003: 15%) was applied to the economic value review. As a result of this review, the value of its fixed assets has been increased by GBP295m (2003: reduced by GBP3,738m). The background to the review is discussed more fully in note 4.



The value of fixed assets held by the Company is GBPnil (2003: GBPnil).



13.          FIXED ASSET INVESTMENTS


                                     AmerGen
                                       joint           Loans            Own             Other
Group                                venture        to Nirex         shares       investments           Total
                                        GBPm            GBPm           GBPm              GBPm            GBPm

Cost/carrying value
As at 1 April 2003                       119              37            140                 4             300
Foreign exchange                        (11)               -              -                 -            (11)
Share of retained profits to
date of disposal                          48               -              -                 -              48
Disposal of joint venture              (156)               -              -                 -           (156)
As at 31 March 2004                        -              37            140                 4             181

Provision for diminution in
value
As at 1 April 2003                        48              37            138                 -             223
Foreign exchange                         (4)               -              -                 -             (4)
Disposal of joint venture               (44)               -              -                 -            (44)
As at 31 March 2004                        -              37            138                 -             175

Net book value
As at 31 March 2004                        -               -              2                 4               6
As at 31 March 2003                       71               -              2                 4              77



Other investments relate wholly to the investment held by Lochside Insurance Limited.



On 22 December 2003 the Group disposed of its interest in AmerGen. An analysis of British Energy's share of the aggregate net assets of the AmerGen joint venture as at 31 March 2003 is set out below:


                                                                                                         2003
                                                                                                         GBPm

Negative goodwill                                                                                         (7)
Tangible assets                                                                                           144
Stocks                                                                                                     10
Cash                                                                                                        6
Decommissioning fund                                                                                      306
Debtors                                                                                                    18
Creditors                                                                                                (51)
Decommissioning liabilities                                                                             (321)
Loan notes                                                                                               (34)
Net assets                                                                                                 71



Negative goodwill related to AmerGen's acquisition of Oyster Creek nuclear power station in August 2000.



Loans have been made to United Kingdom Nirex Limited to fund development expenditure for building an intermediate-level nuclear waste repository. These loans have been fully provided for in the Group's financial statements.



At 31 March 2004 British Energy Employee Share Trust held 21,734,839 ordinary shares at an average cost of GBP4.68 for a total consideration of GBP101m. At 31 March 2004 the Qualifying Employee Shareholders' Trust held 5,292,103 ordinary shares at a cost of GBP5.32 per share (GBP28m) and 19,165,471 'A' shares at a cost of 60p per share (GBP11m).



The market value of the shares held by the employee trusts at 31 March 2004 was GBP3m, compared to a book value of GBP2m. The long-term prospects of the Company have deteriorated considerably and the Directors considered it inappropriate to recognise the increase in value of the shares held in employee trusts.



The Company held investments in Lochside Insurance Limited and British Energy Finance Limited at 31 March 2004. During the year, the investment in Lochside Insurance Limited was written down by GBP4m (2003: GBPnil), to a net book value of GBP4m at 31 March 2004 (2003: GBP8m).




                                                                                                   Subsidiary
Company                                                                                          undertakings


                                                                                                         GBPm

Cost
As at 1 April 2003 and 31 March 2004                                                                       14
Provision for diminution in value
Charge for the year                                                                                         4
Net book value
At 31 March 2004                                                                                           10
At 31 March 2003                                                                                           14



Details of British Energy's principal subsidiary undertakings and other holdings of more than 10% are as follows:


                                  Country of
                                 registration                 Group       Company
                                and operation   Class of     share-       share-          Principal
                                                  share      holding      holding          activity
                                                                %            %

Subsidiary undertakings


British Energy Generation (UK)                                                       Generation and sale
Limited                            Scotland     Ordinary       100          100      of electricity


British Energy Generation        England and                                         Generation and sale
Limited                             Wales       Ordinary       100           -       of electricity



British Energy Power & Energy
Trading Limited                    Scotland     Ordinary       100          100      Energy trading



Eggborough Power Limited         England and                                         Generation and sale
                                    Wales       Ordinary       100           -       of electricity





Other holdings of more than 10 per cent


United Kingdom Nirex Limited     England and                                         Disposal of nuclear
                                    Wales       Ordinary      10.8           -       waste




Included in the Group and Company accounts are the assets of the British Energy Employee Share Trust and the assets of the British Energy Qualifying Employee Share Trust, which are trusts set up to hold shares purchased on behalf of the Group's employees under the Employee Share Scheme and the British Energy ShareSave Scheme respectively.



14.                DECOMMISSIONING FUND



                                                                                                        Group
                                                                                                         GBPm

As at 1 April 2003                                                                                        334
Regular contributions                                                                                      19
Revalorisation (note 8)                                                                                    28
                                                                                                          381
Exceptional items to mark the fund to market value (note 8)                                                59
As at 31 March 2004                                                                                       440


The decommissioning fund asset in the balance sheet normally represents the contributions made by the Group, together with an estimated actuarially determined long-term post-tax real rate of return on the fund of 3.5% per annum. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account as a revalorisation credit. The decommissioning fund asset is receivable after more than one year and is restricted in its use.



At 31 March 2004 the market value of the UK decommissioning fund had increased to GBP440m (31 March 2003: GBP334m), thereby necessitating an exceptional credit of GBP59m to the profit and loss account in the twelve months ended 31 March 2004 to reverse previously written-down amounts. The market value remains below the amount which would have been calculated by revalorising on an actuarial basis the total amounts which have been invested in the fund. As a result of the UK decommissioning fund receivable being restated at market value, a GBP13m exceptional credit has been recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of GBP46m have been recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation.



The Company has no decommissioning fund at 31 March 2004 (2003: GBPnil).



15.                STOCKS


                                                                                            Group
                                                                                        2004            2003
                                                                                        GBPm            GBPm

Unburnt nuclear fuel in reactors                                                         472             469
Provision for unburnt fuel at station closure                                          (280)           (272)
Net unburnt nuclear fuel in reactors                                                     192             197
Other nuclear fuel                                                                        61              74
Coal stocks                                                                               15              14
Stores/strategic spares                                                                   82              75
                                                                                         350             360



The Company has no stock at 31 March 2004 (2003: GBPnil).




16.                DEBTORS


                                                                    Group                       Company
                                                               2004       2003            2004          2003
                                                               GBPm       GBPm            GBPm          GBPm

Trade debtors                                                   252        226               4             3
Other debtors                                                    16         89               -             -
Prepayments                                                     106         72               7             1
Amounts due from subsidiary undertakings                          -          -               -            81
                                                                374        387              11            85



Included within the Company's amount due from subsidiary undertakings is GBP6,734m relating to amounts due from UK subsidiaries all of which have been provided for (2003: GBP6,144m relating to amounts due from UK subsidiaries all of which have been provided for and GBP81m which was denominated in foreign currencies and translated at the year-end exchange rate).



Included within prepayments for the Group is GBP101m (2003: GBP72m) in respect of pension contribution payments made in advance of their recognition in the profit and loss account. These amounts fall due after more than one year.



17.                CREDITORS


                                                                 Group                      Company
                                                               2004       2003            2004          2003
                                                               GBPm       GBPm            GBPm          GBPm

Amounts falling due within one year:
Nuclear liabilities (note 21)                                   554        355               -             -
Trade creditors                                                 180        198               -             -
Retentions                                                        6          5               -             -
Other taxes and social security                                  49          9               -             -
Other creditors                                                 317        326               3             1
Accruals                                                        144        140              18            20
Amounts due to subsidiary undertakings                            -          -           4,475         3,721
                                                              1,250      1,033           4,496         3,742
Other creditors:  amounts falling due after more than one
year

Nuclear liabilities (note 21)                                 1,893      1,909               -             -




Other creditors includes GBP316m (2003: GBP316m) in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron, TPL and Total. The Enron and Total contracts were terminated during the prior year, which gave rise to claims for certain amounts which have become payable. Interest is payable on standstill balances at a rate of 6%, other than the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts, which have been agreed in principle with Enron, TPL and Total for the purposes of the Proposed Restructuring of the Group. Total and Enron subsequently transferred their interests to Deutsche Bank.



18.                BORROWINGS



The Group's and Company's borrowings at 31 March were as follows:


                                                                    Group                      Company
                                                            2004          2003           2004          2003
                                                            GBPm          GBPm           GBPm          GBPm

Long-term project finance loan - Sterling                    475           475              -             -
Bonds - Sterling                                             408           408            408           408
                                                             883           883            408           408



The borrowings mature as follows:


                                                                   Group                      Company
                                                            2004          2003           2004          2003
                                                            GBPm          GBPm           GBPm           GBPm
Amounts falling due within one year                          197           152            110           110
Amounts falling due after more than one year                 686           731            298           298
                                                             883           883            408           408



The maturities assume no debt has been accelerated and reflect the standstill arrangements as part of the Proposed Restructuring.



The long-term project finance loan is secured on the assets of EPL. Amounts owed by EPL to the lenders are not guaranteed by British Energy plc but British Energy guarantees the payment of amounts by BEPET to EPL. The contractual amounts payable by BEPET are calculated so as to cover EPL's borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of loan principal is scheduled to be repaid in 2011. The loan currently bears interest at LIBOR plus 1.25%. It is proposed that these arrangements will be restructured as part of the proposed restructuring of the Group.



19.                FINANCIAL INSTRUMENTS AND DERIVATIVES



Disclosures include short-term debtors and creditors and exclude commodity power contracts.



(i)                    Interest rate risk profile of financial liabilities



 The interest rate profile of financial liabilities of the Group as at 31 March 2004 was:


Currency                     Total  Floating rate          Fixed rate          Mixed rate           Financial
                                        financial           financial           financial      liabilities on
                                      liabilities         liabilities    liabilities (see   which no interest
                                                                                   below)             is paid
                              GBPm           GBPm                GBPm                GBPm                GBPm


Sterling                     3,883            475                 408                  33               2,967




                                                 Fixed                             Financial liabilities on
                                      rate financial liabilities                   which no interest is paid
Currency                           Weighted average  Weighted average period          Weighted average period
                                      interest rate    for which the rate is                   until maturity
                                                                       fixed
                                                  %                    Years                            Years

Sterling                                       6.08                      4.8                             13.1




At 31 March 2004, nil borrowings (2003: GBP475m) were reclassified to fixed rate financial liabilities due to the effect of the Group's interest rate contracts. The 2003 balance has been reclassified to floating rate financial liabilities as the directors believe the swaps used to cover this liability are no longer effective.



The interest rate profile of mixed rate financial liabilities of the Group as at 31 March 2004 was:


Interest rate agreements                  2005        2006        2007        2008        2009      Net fair
                                                                                                       value

Fixed:
Notional amounts A (GBP million)           356         332         291         235         174          (28)
Average pay rate                          6.6%        6.6%        6.6%        6.6%        6.6%
Average receive rate                      4.7%        4.7%        4.7%        4.7%        4.7%
Variable to fixed:
Notional amounts B(GBP million)             30                                                           (3)
Average pay rate                          5.8%
Average receive rate                   6 month
                                         LIBOR
Collars:
Notional amounts C(GBP million)             70                                                           (2)
Collar spread                          5.3% to
                                          6.8%
TOTAL                                                                                                   (33)



A. The derivative agreements were amended post 31 March 2003 as part of the Proposed Restructuring. The effect has been to fix interest payments under the swaps from October 2004 onwards.

B. The bank has the right to cancel the swap at zero cost on any cancellation date from April 2005 and every year thereafter.

C. The banks have the right to enter into semi-annual swaps receiving 5.25% and paying 6 month LIBOR for ten years at zero cost in April 2005.



The interest rate profile of financial liabilities of the Group as at 31 March 2003 was:



Currency                     Total  Floating rate          Fixed rate          Mixed rate           Financial
                                        financial           financial           financial      liabilities on
                                      liabilities         liabilities    liabilities (see   which no interest
                                                                                   below)             is paid
                              GBPm           GBPm                GBPm                GBPm                GBPm


Sterling                     3,729            475                 408                  56               2,790










                                                 Fixed                             Financial liabilities on
                                      rate financial liabilities                   which no interest is paid
Currency                   Weighted average         Weighted average period        Weighted average period
                           interest rate            for which the rate is          until maturity
                                                    fixed
                           %                        Years                          Years

Sterling                   6.08                     5.5                            14.6










The interest rate profile of mixed rate financial liabilities of the Group as at 31 March 2003 was:


Interest rate agreements                    2004          2005       2006       2007       2008     Net fair
                                                                                                       value

Variable to fixed:
Notional amounts (GBP million)               377           356        332        291        235         (47)
Average pay rate                            6.6%          6.6%       6.6%       6.6%       6.6%
Average receive rate                     6 month 6 month LIBOR    6 month    6 month    6 month
                                           LIBOR                    LIBOR      LIBOR      LIBOR
Fixed to variable:
Notional amounts (GBP million)                30            30                                           (3)
Average pay rate                            5.8%          5.8%
Average receive rate               6 month LIBOR 6 month LIBOR
Collars:
Notional amounts (GBP million)                70            70                                           (6)
Collar spread                      5.3% to 6.8%  5.3% to 6 .8%
TOTAL:                                                                                                  (56)



(ii)                  Interest rate risk profile of financial assets



The Group held the following financial assets as at 31 March 2004 and 31 March 2003:


                                                                                                  Group
                                                                                           2004          2003
                                                                                           GBPm          GBPm

Assets held as part of the financing arrangements of the Group:
Short-term financial assets
Sterling                                                                                    840           647
Non-sterling                                                                                  1             1
                                                                                            841           648
Long-term financial assets
Sterling                                                                                    446           340
                                                                                          1,287           988



Short-term financial assets comprise cash, investments in liquid funds and debtors (excluding prepayments) all of which have maturity dates within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 31 March 2004 the term deposits and money market funds not used to provide collateral were due to mature or were available within one month and earned interest at an average rate of 3.9%. The balance GBP297m, which was deposited in support of collateral requirements, earned an average rate of 3.1%. Availability of the cash is restricted over the periods of the collateralised positions.



Long-term financial assets comprise the balance in the UK decommissioning fund and fixed asset investments.



(iii)         Maturity profile of financial liabilities


                                                                                        2004            2003
                                                                                        GBPm            GBPm
Less than one year                                                                     1,304           1,089
Between one and two years                                                                413             248
Between two and five years                                                               679             834
Over five years                                                                        1,487           1,558
                                                                                       3,883           3,729



The analysis of maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements. However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the bonds and Eggborough project finance loan are replaced as part of the restructuring of the Group or earlier termination of the standstill. The maturity profile of borrowings is likely to change upon completion of the restructuring.



(iv)                Borrowing facilities



At 31 March 2004 and 31 March 2003 the Group had the following undrawn committed borrowing facilities in place, in respect of which all conditions precedent had been met at that date:




                                                                                        2004            2003
                                                                                        GBPm             GBPm

Expiring in one year or less - Government Facility                                       200             200





(v)            Fair values



Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 March 2004 and 31 March 2003.


                                                         2004                            2003
                                                Book value     Fair value       Book value     Fair value
                                                      GBPm           GBPm             GBPm           GBPm

Primary financial instruments held or issued
to finance the Group's operations:
Short-term assets                                      810            810              639            639
Short-term borrowings and current portion of
long-term borrowings
                                                   (1,261)        (1,288)          (1,033)          (969)
Long-term assets                                       446            446              340            340
Long-term borrowings and liabilities               (2,579)        (2,328)          (2,640)        (2,140)
                                                   (2,584)        (2,360)          (2,694)        (2,130)

Financial instruments held or issued for
proprietary trading purposes
Speculative trading contracts                           21             21                9              9

Derivative financial instruments used to
manage foreign currency, interest rate and
commodity price  risk
Interest rate swaps                                   (33)           (33)             (56)           (56)
                                                   (2,596)        (2,372)          (2,741)        (2,177)



The fair value of the short-term assets approximates to book value due to their short-term maturities.



Short-term borrowings comprise trade creditors and retentions. The book value of these liabilities has been used to approximate fair value.



Long-term assets comprise the balance in the UK decommissioning fund and other fixed asset investments. The basis of valuation is referred to in notes 14 and 13 respectively.



Long-term borrowings and liabilities comprise the Group's nuclear liabilities, bonds and the long-term project finance loan related to the investment in the Eggborough Power Station. There is no open market information available for the long-term project finance loan, the value of which has been severely affected by the financial restructuring of the Group. Therefore, the fair value that has been attributed to the loan, GBP150m (2003: GBP150m), has been based on the Directors' best estimate of the net realisable value of the Eggborough Station upon which this debt is secured. The nuclear liabilities book value has been used to approximate fair value and the quoted closing clean market price at the balance sheet date has been used to determine the fair valuation of the long-term bonds.



The fair value of onerous trading contracts represents the value established within the terms of the Proposed Restructuring.



The market trading price at balance sheet date was used to determine the fair valuation of the interest rate swaps.





(vi) Gains and losses on financial instruments held or issued for trading purposes



The net gain from trading in energy derivatives included in the profit and loss account for the period to 31 March 2004 is GBP14m (2003: GBP13m).



Interest rate swaps are also held, which do not qualify for hedge accounting. However, the interest rate swaps are not held for trading purposes, and so disclosures in the interest rate swaps are given in note 22.



As mentioned in note 2 (xix), where the financial instruments are for proprietary trading purposes, the movement in the fair value is reflected through the profit and loss account.





(vii)         Hedges



Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:


31 March 2004                              Unrecognised    Unrecognised           Total
                                                  Gains          Losses    Unrecognised            Deferred
                                                   GBPm            GBPm            GBPm                GBPm

Net losses on derivative instruments at
1 April 2003                                          -               -               -                 (2)

Net losses arising in previous period
included in current period profit and
loss account                                          -               -               -                   2


Net losses on derivative instruments at
31 March 2004                                         -               -               -                   -





31 March 2003                              Unrecognised    Unrecognised           Total
                                                  Gains          Losses    Unrecognised            Deferred
                                                   GBPm            GBPm            GBPm                GBPm
Net losses on derivative instruments at
1 April 2002                                          -            (28)            (28)                (10)

Net losses arising in previous period
included in current period profit and
loss account                                          -              28              28                   8


Net losses arising before 1 April 2002
not included in current period profit
and loss account                                      -               -               -                 (2)


Net losses arising in current period
not included in current period profit
and loss account                                      -               -               -                   -


Net losses on derivative instruments at
31 March 2003                                         -               -               -                 (2)

Of which:
Net losses expected to be included in
the profit and loss account for the
year ended 31 March 2004                              -               -               -                 (2)


Net losses expected to be included in
the profit and loss accounts beyond the
year ended 31 March 2004                              -               -               -                   -







The above analysis excludes and gains and losses in respect of the net investment as gains and losses arising on these contracts are recorded in the statement of total recognised gains and losses.



(viii)            Currency exposures



The Group used foreign currency borrowings to mitigate the currency exposures arising from its net investments overseas. Gains and losses arising on net investments overseas and currency borrowings used to hedge the currency exposure, have been recognised in the statement of total recognised gains and losses. The Group did not hold material net monetary assets or liabilities in currencies other than functional currency of the operating unit involved at 31 March 2004 and 31 March 2003.



As explained in the Review of Operating Performance and Financial Review on pages 21 and 22 there are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power and AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.





20.                PROVISIONS FOR LIABILITIES AND CHARGES



                                                                Group                        Company
                                                           2004          2003           2004           2003
                                                           GBPm          GBPm           GBPm           GBPm

Nuclear liabilities (note 21)                             1,776         1,673              -              -
Other provisions (note 22)                                   36            62              5              9
                                                          1,812         1,735              5              9





21.                NUCLEAR LIABILITIES


                                               Back end             Back end
                                             fuel costs           fuel costs          Decomm-            2004
                                             contracted         uncontracted        issioning           Total
                                                   GBPm                 GBPm             GBPm            GBPm

As at 1 April 2003                                2,263                  678              996           3,937
Charged to profit and loss account:
- operating costs                                   114                   16                -             130
- revalorisation (note 8)                           129                   35               51             215
Payments in the year                               (59)                    -                -            (59)
As at 31 March 2004                               2,447                  729            1,047           4,223



The year end balances of nuclear liabilities are included in the balance sheet as follows:


                                                                                          2004           2003
                                                                                          GBPm           GBPm

Creditors:
- amounts falling due within one year                                                      554            355
- amounts falling due after more than one year                                           1,893          1,909
Provisions for liabilities and charges                                                   1,776          1,673
                                                                                         4,223          3,937



Fuel costs - back end

Accruals for AGR fuel services relating to spent AGR fuel are based on the terms of the historic contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group's estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments.



Decommissioning

The costs of decommissioning the power stations have been estimated on the basis of ongoing technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.



Projected payment details

Based on current estimates of station lives and lifetime output projections, the following table shows, in current prices, the likely undiscounted payments, the equivalent sums discounted at 3% per annum to the balance sheet date and the amounts accrued to date.


                                   Back end             Back end                              Group
                                 fuel costs           fuel costs          Decomm-          2004         2003
                                 contracted         uncontracted        issioning         Total        Total
                                      GBPbn                GBPbn            GBPbn         GBPbn        GBPbn

Undiscounted                            5.2                  4.7              5.1          15.0         14.7
Discounted                              3.5                  1.1              1.1           5.7          5.3
Accrued to date                         2.4                  0.7              1.1           4.2          3.9



The differences between the undiscounted and discounted amounts reflect the fact that the costs concerned will not fall due for payment for a number of years. The differences between the discounted amounts and those accrued to date will be charged to the profit and loss account over the remaining station lives since they relate to future use of fuel.



Under the terms of the contracts with BNFL referred to above and in accordance with the projected pattern of payments for decommissioning and other liabilities, taking account of the decommissioning fund arrangements described in note 2(xvii) the undiscounted payments in current prices are expected to become payable as follows:



                                   Back end             Back end                              Group
                                 fuel costs           fuel costs          Decomm-          2004         2003
                                 contracted         uncontracted        issioning         Total        Total
                                       GBPm                 GBPm             GBPm          GBPm          GBPm

Within five years                     1,340                   43              126         1,509        1,303
6 - 10 years                          1,181                  123              206         1,510        1,391
11 - 25 years                         1,575                  422              320         2,317        2,375
26 - 50 years                           649                1,079               54         1,782        1,845
51 years and over                       485                3,060                -         3,545        3,489
                                      5,230                4,727              706        10,663       10,403



22.          OTHER PROVISIONS


                                                                                                          2004
                                                                                                       Company
                                  Eggborough        Interest                                          interest
                                        site            rate                             2004       rate swaps
                                 restoration           swaps       Restructuring        Group
                                                                                        total
                                        GBPm            GBPm                GBPm         GBPm             GBPm
As at 1 April 2003                         3              56                   3           62                9
Revaluation to market value                -             (5)                   -          (5)                -
Utilised in the year                       -            (13)                 (3)         (16)              (3)
Reclassified as other                      -             (5)                   -          (5)              (1)
creditors
As at 31 March 2004                        3              33                   -           36                5



The interest rate swaps provision of GBP33m is in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the Proposed Restructuring and have concluded that the swaps are no longer effective as hedges. A provision of GBP56m was created at 31 March 2003 and was reduced to GBP33m at 31 March 2004 through utilisations of GBP13m, amounts reclassified as other creditors of GBP5m and revaluation to market value of GBP5m. The Company share of the provision was GBP9m at 31 March 2003, which was reduced to GBP5m at 31 March 2004 through utilisations of GBP3m and an accruals movement of GBP1m.



23.                DEFERRED TAXATION


                                                                                       2004             2003
                                                                                       GBPm             GBPm

Accelerated capital allowances                                                           30             (56)
Other long-term timing differences                                                     (85)             (64)
Short-term timing differences                                                            28               20
Corporation tax losses                                                                (348)            (262)
Undiscounted asset for deferred tax                                                   (375)            (362)
Discount                                                                                 84              212
De-recognition of asset                                                                 291              150
Discounted provision for deferred tax                                                     -                -



The Company does not have a deferred tax liability at 31 March 2004 (2003:
GBPnil).



24.          POST RETIREMENT BENEFIT OBLIGATIONS



UK Pension Schemes



British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme ('ESPS'), the British Energy Generation Group ('BEGG') for the majority of employees and the British Energy Combined Group ('BECG') for the employees at Eggborough Power Station. The ESPS is a defined benefit scheme, which is externally funded and subject to triennial actuarial valuation. Each pension group that participates in the ESPS is financially independent from the other groups.



The most recent triennial valuations of the BEGG and BECG schemes were carried out at 31 March 2001 by the independent ESPS actuary. The valuations for accounting purposes have been carried out by a separate independent actuary using the projected unit method. The principal assumptions adopted for both these accounts valuations were that, over the long-term, the investment rate of return would be 6% per annum for benefits already accrued, and 6.5% for the return achieved on future contributions. The rate of salary increase would be 4% per annum and the rate of pension increase would be 2.5% per annum. Assets were taken at market value. At the date of the valuation, the combined market value of assets of both schemes was GBP1,944m. This represents 119% of the benefits that had accrued to members after allowing for expected future increases in earnings.



Formal triennial valuations of BEGG and BECG pension schemes at 31 March 2004 are currently being undertaken, but the results of these valuations will not be finalised until later in 2004. However, initial indications are suggesting a range of deficit between GBP330m to GBP440m.



British Energy contributed 17.1% to the BEGG pension scheme and 15.3% to the BECG pension scheme for the period from 1 April 2003 to 31 March 2004. Contributing members contribute 5% and 6% to the respective plans. Any deficiency disclosed in the BEGG or BECG pension schemes following an actuarial valuation has to be made good by British Energy.



The Group's UK pension costs for the year to 31 March 2004 were nil net of surplus amortisation (2003: GBP6m). At that date there was a SSAP24 prepayment of GBP101m (2003: GBP72m) in the UK.



Bruce Power Pension Scheme



Following the disposal of British Energy's interest in Bruce Power in 2003 the Group no longer operates the Bruce Power Pension Plan. As a result FRS17 disclosures are only made with regard to this scheme in relation to prior year comparatives as applicable.



Bruce Power provided pensions, group life insurance and health care benefits for retirees in Canada. Pensions were provided through the Bruce Power Pension Plan, which was a defined benefit scheme and was externally funded and subject to triennial actuarial valuations. Members of the plan contributed on average 5% of their salaries to the scheme. Bruce Power contributed the balance of the cost of providing the pension.



Bruce Power also operated a supplemental retirement pension plan that provided additional pensions to some retirees. This plan was not funded. Retiree group life insurance and health care benefits were also not pre-funded.



The Group's Bruce Power related pension costs for the period of ownership from 1 April 2002 to 14 February 2003 were GBP12m.



FRS17 Disclosures



The Group has not implemented FRS17 'Retirement benefits' in the accounts for the year ended 31 March 2004. The disclosures required under the transitional arrangements for UK and Canadian plans within FRS 17 as advised by the Company's actuaries are, however, set out below:


(i)                  UK Pension Schemes


a)      Major assumptions for FRS17 disclosures at 31 March:



                                                                          2004           2003            2002
                                                                          % pa           % pa            % pa

Price inflation                                                           2.75           2.25            2.75
Rate of general increase in salaries                                      4.25           3.75            4.25
Rate of increase of pensions in payment                                   2.75           2.25            2.75
Discount rate                                                             5.50           5.50            6.00




b) The assets and liabilities of the scheme on an FRS 17 basis and the expected rates of return at 31 March are:


                                                   Value at              Value at               Value at
                                        Rate of    31 March   Rate of    31 March   Rate of     31 March
                                         return        2004    Return        2003    Return         2002
                                              %        GBPm         %        GBPm         %         GBPm

Equities                                   8.25       1,223       8.5         878       8.0        1,248
Bonds                                      4.75         345       4.5         438       5.3          412
Property                                    6.4         202       6.5         183       6.7          175
Others                                     3.75          25      3.75          26      4.75            7
Total market value of plan assets                     1,795                 1,525                  1,842
Present value of plan liabilities                   (2,147)               (1,877)                (1,799)
Pension (liability)/asset before
deferred tax                                          (352)                 (352)                     43
Related deferred tax liability                            -                     -                   (13)
Net pension (liability)/asset                         (352)                 (352)                     30


No deferred tax asset is recognisable on the pension deficit in 2004 and 2003, based on application of the deferred tax accounting policy set out in note 2
(xv).




c) Analysis of the amount that would be charged to operating profit on an FRS 17 basis:



                                                                                  2004              2003
                                                                           (Gain)/loss       (Gain)/loss
                                                                                  GBPm              GBPm

Operating profit
Current service cost                                                                35                32
Past service cost                                                                    1                13
Total charge to operating profits                                                   36                45

Finance income
Expected return on assets in the pension scheme                                  (106)             (132)
Interest on pension scheme liabilities                                             102               107
Net credit to finance income                                                       (4)              (25)

Total profit and loss account charge before tax                                     32                20




d)      Movement in plan (deficit)/surplus during the year on an FRS 17 basis:
                                                                                  2004             2003
                                                                                  GBPm             GBPm

(Deficit)/surplus in plan at beginning of the year                               (352)               43

Contributions paid                                                                  34               31
Current service cost                                                              (35)             (32)
Past service cost                                                                  (1)             (12)
Other finance income                                                                 4               25
Actuarial loss (note 24(e))                                                        (2)            (407)

Deficit in the plan at the end of the year                                        (352)           (352)




e) History of experience gains and losses which would have been recognised on an FRS17 basis:


                                                                        2004                     2003
                                                                (Gain)       As %        (Gain)       As %
                                                                               of                       of
                                                                 /loss       plan         /loss       plan
                                                                  GBPm                     GBPm

Consolidated statement of total recognised gains and losses
Actual return less expected return on post employment plan       (201)       (11)           410         27
assets
Experience losses arising on plan liabilities                       34          2           (3)          -
Changes in assumptions (financial and demographic)                 169          8             -          -
Actuarial loss recognisable in consolidated statement of
total recognised gains and losses before tax                         2                      407



As % of plan liabilities at end of year                              -                       22



(ii)                Bruce Power Pension Scheme



Due to the Group's disposal of its interest in Bruce Power during 2003 the following disclosure has only been provided where applicable.


a)   Major assumptions for FRS 17 disclosures at 31 March:

                                                                                       2003             2002
                                                                                       % pa             % pa

Price inflation                                                                        2.75             2.75
Rate of general increase in salaries                                                   3.75             3.75
Rate of increase of pensions in payment                                                2.75             2.75
Discount rate                                                                           7.0              7.0



b) The assets and liabilities of the scheme on an FRS 17 basis and the expected rates of return at 31 March are:

                                                                                                   Value at
                                                                                    Rate of        31 March
                                                                                     Return            2002
                                                                                          %            GBPm
Equities                                                                                8.5             255
Bonds                                                                                   6.0             151
Others                                                                                  5.0              16
Total market value of plan assets                                                                       422
Present value of plan liabilities                                                                     (396)
Net pension asset                                                                                        26
Other non-pension post retirement benefits                                                             (64)
Related deferred tax asset                                                                               11
Net deficit for post retirement benefits net of tax                                                    (27)




c)   Analysis of the amount that would be charged to operating  profit on an FRS
     17 basis:

                                                                                                        2003
                                                                                                 (Gain)/loss
                                                                                                        GBPm
Operating profit
Total charge to operating profits - current service cost                                                  15

Gain on settlements - disposal of Bruce Power                                                          (103)

Finance income
Expected return on assets in the pension scheme                                                         (26)
Interest on pension scheme liabilities                                                                    26
Net credit to finance income                                                                               -
Total profit and loss account credit before tax                                                         (88)




Due to the Group's disposal of its interest in Bruce Power during 2003 there was no balance sheet impact of the Bruce Power Pension Plan for the 31 March 2003 and 2004 year ends.


d)      Movement in plan deficit during the year on an FRS17 basis:
                                                                                                       2003
                                                                                                       GBPm

Deficit in plan at 1 April 2002                                                                        (38)

Current service cost                                                                                   (15)
Gain on settlement                                                                                      103
Foreign exchange                                                                                          2
Actuarial loss                                                                                         (52)
Deficit in the plan at 31 March 2003                                                                      -


e) History of experience gains and losses which would have been recognised on an FRS17 basis:

                                                                                                      2003
                                                                                               (Gain)/loss
                                                                                                      GBPm

Actual return less expected return on post employment plan assets                                       50
Experience gains and losses arising on plan liabilities                                                  -
Changes in assumptions (financial and demographic)                                                       2
Foreign exchange adjustments                                                                           (4)
Actuarial loss recognisable in consolidated statement of total recognised gains and losses
before tax                                                                                              48




(iii)         Group reconciliation of net liabilities and reserves under FRS 17



                                                  2004               2004              2003            2003
                                                  GBPm               GBPm              GBPm            GBPm
                                                   Net         Profit and               Net      Profit and
                                           liabilities       loss account       liabilities            loss
                                                                  reserve                           account
                                                                                                    reserve

As reported                                    (3,164)            (3,960)           (3,383)         (4,179)
SSAP 24 prepayment                               (101)              (101)              (72)            (72)
Net liabilities excluding defined              (3,265)            (4,061)           (3,455)         (4,251)
benefit asset
FRS 17 pension asset                             1,795              1,795             1,525           1,525
FRS 17 defined benefit liability               (2,147)            (2,147)           (1,877)         (1,877)
Including FRS 17 pension liability             (3,617)            (4,413)           (3,807)         (4,603)



No deferred tax asset is recognisable on the pension deficit or pension prepayment in 2004 and 2003, based on application of the deferred tax accounting policy set out in note 2 (xv).



25.                CALLED UP SHARE CAPITAL



                                                                                         2004            2003
                                                                                         GBPm            GBPm

Authorised
991,679,020 ordinary shares of 4428/43p each                                              443             443
720,339,029 'A' shares of 60p each                                                        432             432
One special right redeemable preference share of GBP1                                       -               -
                                                                                          875             875

Allotted, called up and fully paid
620,362,444 ordinary shares of 4428/43p each                                              277             277
Non-equity shareholders' funds
80,908,247 'A' shares of 60p each                                                          48              48
74,752,351 deferred 'A' shares of 60p each                                                 45              45
One special rights redeemable preference share of GBP1                                      -               -
                                                                                           93              93
                                                                                          370             370



Special rights redeemable preference share of  GBP1

The special rights redeemable preference share is redeemable at par at any time after 30 September 2006 at the option of the Secretary of State, after consulting the Company. This share, which may only be held by a Minister of the Crown or other person acting on behalf of HM Government, does not carry any rights to vote at general meetings, but entitles the holder to attend and speak at such meetings. The special share confers no rights to participate in the capital or profits of the Company beyond its nominal value. Certain matters, in particular, the alteration of specific sections of the Articles of Association of the Company (including the Article relating to limitations that prevent a person having the right to have an interest in 15% or more of the voting share capital), require the prior written consent of the holder of the special share.



'A' shares and deferred shares

The 'A' shares are traded on the London Stock Exchange and at 31 March 2004 had a market value of 6p (2003: 3p). The deferred shares have a GBPnil fair value at 31 March 2004 (2003: GBPnil).



The 'A' shares and deferred shares do not carry any rights to receive notice of, attend, speak or vote at any general meeting, unless in the case of 'A' shares the meeting is due to consider a resolution for the winding up of the Company, or the non-cumulative preferential dividend to which the 'A' shares are entitled remains unpaid six months or more after it fell due. On a winding up of the Company, the 'A' shares have preferential rights over the ordinary shares in respect of the distribution of capital. The deferred shares do not confer any rights to participate in the capital or profits of the Company, including on a winding up of the Company.



The impact on the Company's share capital as a result of the Proposed Restructuring is discussed more fully in note 1.





Share option schemes

Details of Share Options Schemes are set out on page 41 of the Remuneration Committee Report. Options outstanding at 31 March 2004, together with their exercise prices and earliest dates of exercise, are as follows:


                                                       Exercise price
                                                            Per share  Exercise    No. of Ordinary Shares
                                                                  GBP    Date             2004        2003

British Energy ShareSave Scheme                                  4.44    2003            4,353     174,600
                                                                 4.39    2004           99,444     113,268
                                                                 1.36    2003           32,449   4,895,405
                                                                 1.36    2005        3,069,904   3,624,113
                                                                 2.61    2004          435,619     484,116
                                                                 2.61    2006          410,851     485,011
                                                                 2.29    2005                -     499,455
                                                                 2.29    2007                -     453,946
                                                                 1.36    2005        1,832,153   3,726,626
                                                                 1.36    2007        2,633,723   4,616,840

Employee Share Scheme                                            2.60    2000        6,282,958   6,423,428
                                                                 4.08    2000          502,572     516,572
                                                                 5.08    2001        3,829,474   3,915,603
                                                                 5.29    2002        3,922,000   4,022,000

Senior Management Share Scheme                                   2.60    2000        1,023,941   1,099,802
                                                                 3.95    2000           22,264      22,264
                                                                 5.08    2001          402,252     444,425
                                                                 6.67    2002           19,865      19,865
                                                                 5.29    2002          537,985     599,337
                                                                 3.57    2002           33,952      33,952
                                                                 2.41    2003        1,454,203   1,636,752
                                                                 3.18    2004          125,786     125,786




26.          PROFIT AND LOSS ACCOUNT


                                                                   Group                       Company
                                                             2004          2003          2004          2003
                                                             GBPm          GBPm          GBPm          GBPm

As at 1 April 2003 and at 1 April 2002                    (4,179)         (213)       (4,563)         1,495
Profit/(loss) for the year                                    234       (3,941)         (616)       (6,058)
Foreign currency translation adjustments                     (15)          (25)             -             -
As at 31 March 2004 and at 31 March 2003                  (3,960)       (4,179)       (5,179)       (4,563)



The Company did not have distributable reserves at 31 March 2004 (2003: GBPnil).



27.                RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS


                                                                                                Group
                                                                                         2004           2003
                                                                                         GBPm           GBPm

As at 1 April 2003 and at 1 April 2002                                                (3,476)            490
Profit/(loss) for the financial year                                                      234        (3,941)
Translation differences on foreign currency net investment                               (15)           (25)
As at 31 March 2004 and at 31 March 2003                                              (3,257)        (3,476)





28.                RECONCILIATION OF OPERATING PROFIT TO OPERATING NET CASH
FLOWS


                                                Group                            Group
                                                 2004                            2003
                                                 Total        Continuing        Discontinued
                                                              activities          activities           Total
                                                  GBPm              GBPm                GBPm            GBPm

Operating profit /(loss)                           340           (3,899)                  97         (3,802)
Depreciation (credit)/charges (includes
fixed asset write-(up)/down and lease
amortisation)                                    (245)             4,012                  13           4,025
Nuclear liabilities charged to operating           130               105                   -             105
costs
Nuclear liabilities discharged                    (59)             (115)                   -           (115)
Other provisions discharged                        (3)              (45)                   -            (45)
Regular contributions to decommissioning
fund                                              (19)              (18)                   -            (18)
Operating exceptional decommissioning fund
movement                                          (13)                13                   -              13
Decrease/(increase) in stocks                       10                72                (12)              60
Decrease/(increase) in debtors                       4                12                (30)            (18)
Increase in creditors                               11               107                  24             131
Net cash inflow from operating activities          156               244                  92             336
Payments to acquire tangible fixed assets            -             (112)               (170)           (282)
Net cash inflow from operating activities
net of capital expenditure                         156               132                (78)              54




29.                RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                                                         2004
                                                                                                         GBPm

Increase in cash in the year                                                                              175
Increase in liquid resources                                                                               65
Decrease in net debt in the year                                                                          240
Net debt at 1 April 2003                                                                                (550)
Net debt at 31 March 2004                                                                               (310)





30.                ANALYSIS OF NET DEBT


                                                          Term     Debt due in        Debt due
                                                     deposits/       less than      after more
                                       Cash at            bank        one year        than one
                                          bank        balances                            year       Net debt
                                          GBPm            GBPm            GBPm            GBPm           GBPm

Net debt at 1 April 2003                    87             246           (152)           (731)          (550)
Cash flows                                 175              65            (45)              45            240
Net debt at 31 March 2004                  262             311           (197)           (686)          (310)



31.                CONTINGENT ASSETS



On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The back end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back end contracts had become effective on 1 April 2003. The financial statements for the period to 31 March 2004 have been drawn up on the basis of the historic BNFL contracts in respect of back end fuel contracts, pending satisfaction of the restructuring conditions set out in the revised contracts, thereby creating a contingent asset of GBP306m (2003: GBP113m) which will be recognised upon completion of the Proposed Restructuring as one of a number of expected adjustments at that time. An analysis of amounts included in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed is shown as follows:


                                                                                             GBPm         GBPm

Opening balance at 1 April 2003                                                                           113
Amounts payable to BNFL under the historic back end contracts for the period                 249
Less: amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows:
   Amounts settled                                                                          (59)
   Amounts included in accruals at year end                                                 (11)
Cash flow benefit arising within the year                                                                 179
Finance charges accrued on amounts stoodstill                                                              14
Closing balance at 31 March 2004                                                                          306


                                                                                                          GBPm
Amounts payable under historic BNFL back end contracts
   Opening balance at 1 April 2003                                                                        113
   Amounts falling due in year                                                                            249
   Amounts settled                                                                                       (59)
   Standstill interest accrued                                                                             14
   Closing asset balance at 31 March 2004                                                                 317
Less: amounts payable under revised BNFL back end contracts
   Opening balance at 1 April 2003                                                                          -
   Amounts falling due in year                                                                             70
   Amounts settled                                                                                       (59)
   Closing liability balance at 31 March 2004                                                              11
Contingent asset at 31 March 2004                                                                         306







On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties.
In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the 'Trust Agreement') entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m is deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Group received C$20m on 22 March 2004 and C$10m on 25 May 2004 in partial consideration under the Trust Agreement. British Energy is seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 restarted in October 2003 and Unit 3 restarted in January 2004 but has not recognised any additional amounts on its balance sheet at 31 March 2004 because of uncertainties regarding their realisation. The Company is in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, or at later dates. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.



32.                CONTINGENT LIABILITIES



These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these accounts. This note describes the contingent liabilities that are applicable to the Group and the Company.



The Group has been provided with the Credit Facility by the Secretary of State. As at 31 March 2004, the Group had no drawings under the Government Facility. Also at 31 March 2004, the Group had cash and liquid investments of GBP573m of which GBP297m had been deposited as collateral to support trading and other operations.



The following security has been granted for obligations under the Government Facility made available by the Secretary of State:



- an all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables and special accounts and a floating charge between the Secretary of State and certain Group companies;



- fixed charges in relation to the UK nuclear power stations; and



- pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.



Amounts owing by EPL to the Eggborough Banks are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL, calculated to cover EPL's borrowing and operating costs. In addition the Company also provides a subordinated loan facility to EPL.



On 1 October 2003, the Company announced that it had entered into the Creditor Restructuring Agreement with certain significant creditors (including the Eggborough Banks) and BNFL relating to the standstill, recognition and compromise of their claims. However, while the Directors believe that the amounts of the agreed claims agreed for the purposes of the Proposed Restructuring currently reflect the amounts legally claimable, in the event of the Proposed Restructuring not being completed different amounts may be calculated as being claimable.



On 25 September 2002 the Nuclear Generation Decommissioning Fund Limited (the ' NDF') served a default notice relating to the solvency of the Company, BEG and BEGUK. Unless the default is cured to the satisfaction of the NDF, or waived, the NDF has the right to require accelerated payment of all of the contributions due to the NDF prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of GBP18m. The NDF has agreed not to take enforcement action without further notice while the Group progresses satisfactorily towards achieving the Proposed Restructuring. If the conditions to the Proposed Restructuring are satisfied, the NDF and others will enter into a Deed of Termination whereby the NDF agrees that it shall take no action to enforce its rights pursuant to the default notice.



On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power Station.



The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.



The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of the Company's ownership which is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group which has not been recognised in the financial statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the claim and expects
to defend it if it is pursued further.   On the basis of advice received, the
Company is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.



Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.



The Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen.

As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen's balance sheet dated 21 December 2003 British Energy may be required to make a payment to Exelon of up to US$14m. British Energy served a Dispute Notice on Exelon on 4 June 2004 to preserve its rights. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.





The Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Group's financial position.



The Company has given certain indemnities and guarantees in respect of its subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue as going concerns.

33.                 FINANCIAL COMMITMENTS



(i)                 Capital commitments


                                                                                          2004           2003
                                                                                          GBPm           GBPm

Capital expenditure contracted but not provided                                             17             40




(ii)                Analysis of annual commitments under operating leases


                                                                                          2004           2003
                                                                                          GBPm            GBPm
Other operating leases expiring in:
Two to five years                                                                            3              -



(iii)               Other contractual commitments



Under contractual arrangements, the Group has the following fuel commitments at 31 March 2004:


                            2005       2006       2007       2008       2009       Thereafter       Total
                            GBPm       GBPm       GBPm       GBPm       GBPm             GBPm        GBPm

Commitments to purchase
in the year                  200        183         93         67         63              859       1,465




At 31 March 2004 the estimated minimum commitment for the supply of coal was 2.4m tonnes, which, at contract prices on 31 March 2004, equates to approximately GBP82m (2003: GBP68m).



In addition to the liabilities and provisions recognised and described in the notes to the financial statements the Group has provided certain guarantees and commitments in respect of the extent of capital expenditure by Eggborough Power Limited. The Group also enters into commitments to purchase and sell electricity in the normal course of business.



34.          POST BALANCE SHEET EVENTS



The Company was in receipt of a further C$10m on 25 May 2004 in partial consideration of the restart of the Bruce A units, see note 31.

--------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 17, 2004                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations